Exhibit 2.1

Portions of this Exhibit marked by [***] have been omitted pursuant to a Confidential Treatment Request and filed separately with the Securities and Exchange Commission

QUOTA PURCHASE AND SALE AGREEMENT

by and between

PETER BYRD RODENBECK

FRANCHISE CONSULTING CORPORATION

MARCOS FERNANDO DE OLIVEIRA MORAES

SALIM BOULOS MAROUN

GEFCO GENERAL FOOD COMÉRCIO LTDA.

MAURO GUARDABASSI MARTINS

ANTONIO CARLOS PONTES

GORDON LEE SIMMONDS

BERTRAND LETOUZÉ

GILBERTO SOARES DOS SANTOS

CAROLINA ABREU SOUZA CORREIA

SILVIO JOSÉ BANDINI

(“Sellers”)

and

BLOOM HOLDCO PARTICIPAÇÕES LTDA.

(“Buyer”)

and

PGS PARTICIPAÇÕES LTDA.

BLOOM PARTICIPAÇÕES LTDA.

PGS CONSULTORIA E SERVIÇOS LTDA.

BLOOMIN’ BRANDS, INC.

(“Intervening Parties”)
Dated as of October 31, 2013

Portions of this Exhibit marked by [***] have been omitted pursuant to a Confidential Treatment Request and filed separately with the Securities and Exchange Commission

This Quota Purchase and Sale Agreement (the “Agreement”) is made and entered into this October 31, 2013 by and between:

1.    PETER BYRD RODENBECK, Brazilian citizen, [***], businessman, bearer of the Identity Card (RG) No.[***], enrolled with the Individual Taxpayers Register (CPF/MF) under No.[***], resident and domiciled[***] (“Peter”);

2.    FRANCHISE CONSULTING CORPORATION, a company organized and existing under the laws of the Commonwealth of The Bahamas, with head office at Nassau, Island of New Providence, Commonwealth of The Bahamas, P.O. Box 272, enrolled with the Corporate Taxpayers Register (CNPJ/MF) under No. [***], herein represented by its officer, Mr. PETER BYRD RODENBECK, identified above ("FCC");

3.    MARCOS FERNANDO DE OLIVEIRA MORAES, Brazilian citizen, [***], bearer of the Identity Card (RG) No. [***], enrolled with the Individual Taxpayers Register (CPF/MF) under No. [***], resident and domiciled [***] (“Marcos”);

4.    SALIM BOULOS MAROUN, Brazilian citizen, [***], bearer of the Identity Card (RG) No. [***], enrolled with the Individual Taxpayers Register (CPF/MF) under No. [***], resident and domiciled [***] (“Salim”);

5.    GEFCO GENERAL FOOD COMÉRCIO LTDA., a limited liability company organized under the laws of Brazil, with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, Brazil, at Rua Penedia, 70, Itanhangá, Postal Code (CEP) 22641-620, enrolled with the Corporate Taxpayers Register (CNPJ/MF) under No. [***] with its Articles of Organization registered with JUCERJA under the Corporate Identification Number (NIRE) 33.2.0206269.1, herein represented pursuant to its corporate charter (hereinafter referred to as “GEFCO”)

6.    MAURO GUARDABASSI MARTINS, Brazilian citizen, [***], bearer of the Identity Card (RG) [***], enrolled with the Individual Taxpayers Register (CPF/MF) under No. [***], resident and domiciled [***] (“Mauro”);

7.    ANTONIO CARLOS PONTES, Brazilian citizen, [***], bearer of the Identity Card (RG) nº [***], enrolled with the Individual Taxpayers Register (CPF/MF) under No. [***], resident and domiciled [***] (“Pontes”);

8.    GORDON LEE SIMMONDS, Brazilian citizen, [***], bearer of the Identity Card (RG) No. [***], enrolled with the Individual Taxpayers Register (CPF/MF) under No. [***], resident and domiciled [***] (“Gordon”);

9.    BERTRAND LETOUZÉ, Brazilian citizen, [***], bearer of the Identity Card (RG) [***], enrolled with the Individual Taxpayers Register (CPF/MF) under No. [***], resident and domiciled [***] (“Bertrand”); and

Portions of this Exhibit marked by [***] have been omitted pursuant to a Confidential Treatment Request and filed separately with the Securities and Exchange Commission

10.    GILBERTO SOARES DOS SANTOS, Brazilian citizen, [***], bearer of the Identity Card (RG) No. [***], enrolled with the Individual Taxpayers Register (CPF/MF) under No. [***], resident and domiciled [***] (“Gilberto”);

11.    CAROLINA ABREU SOUZA CORREIA, Brazilian citizen, [***], bearer of the Identity Card (RG) No. [***], enrolled with the Individual Taxpayers Register (CPF/MF) under No. [***], resident and domiciled [***] (“Carolina”);

12.    SILVIO JOSÉ BANDINI, Brazilian citizen, [***], bearer of the Identity Card (RG) No. [***], enrolled with the Individual Taxpayers Register (CPF/MF) under No. [***], resident and domiciled [***] (“Silvio”);

13.    BLOOM HOLDCO PARTICIPAÇÕES LTDA., a limited liability company organized under the laws of Brazil, with head offices in the city of São Paulo, State of São Paulo, Brazil at Avenida Doutor Chucri Zaidan, 80, 8th floor, suite 8, Vila Cordeiro, Postal Code (CEP) 04583-110, enrolled with the Taxpayers Register (CNPJ/MF) under No. [***] with its Articles of Organization registered with JUCESP under the Corporate Identification Number (NIRE) 35.227.144.821, herein represented pursuant to its corporate charter (hereinafter referred to as “Buyer”),

14.     PGS PARTICIPAÇÕES LTDA., a limited liability company organized under the laws of Brazil, with head offices in the city of São Paulo, State of São Paulo, Brazil, at Avenida Doutor Chucri Zaidan, 80, 8th floor, part, Vila Cordeiro, Postal Code (CEP) 04583-110, enrolled with the Corporate Taxpayers Register (CNPJ/MF) under No. [***], herein represented pursuant to its corporate charter (hereinafter referred to as “Company” or “PGSPar”);

15.     BLOOM PARTICIPAÇÕES LTDA., a limited liability company organized under the laws of Brazil, with head offices in the city of São Paulo, State of São Paulo, Brazil, at Avenida Doutor Chucri Zaidan, 80, 8th floor, suite 4, Vila Cordeiro, Postal Code (CEP) 04583-110, enrolled with the Corporate Taxpayers Register (CNPJ/MF) under No. [***], herein represented pursuant to its corporate charter (hereinafter referred to as “BPar”);

16.     PGS CONSULTORIA E SERVIÇOS LTDA., a limited liability company organized under the laws of Brazil, with head offices in the City of São Paulo, State of São Paulo, Brazil, at Avenida Dr. Chucri Zaidan, 80, BlocoBlock C, 8th floor, parte, Vila Cordeiro, Postal Code (CEP) 04583-110, enrolled with the Corporate Taxpayers Register (CNPJ/MF) under No. [***], herein represented pursuant to its corporate charter (hereinafter referred to as “PGS");

17.     BLOOMIN’ BRANDS, INC., a company organized and existing under the laws of Delaware, USA, with its principal office located at 2202 N. Westshore Blvd, Tampa, Florida 33607 (USA), herein represented by its legal representative (hereinafter referred to as “Parent Company”);

(Peter, FCC, Marcos, Salim, GEFCO, Mauro, Pontes, Gordon, Bertrand, Gilberto, Carolina and Silvio hereinafter, referred to individually as “Seller” and collectively as “Sellers”);

(Sellers and Buyer hereinafter collectively referred to as “Parties” and individually referred to as “Party”);

(Sellers Peter, Salim, Mauro, Gilberto, Pontes and Silvio collectively are referred to as “Stayers”)

(Mauro, Gilberto, Pontes and Silvio collectively are referred to as “Management Team”),

(PGSPar, BPar, PGS and Parent Company hereinafter referred to collectively as “Intervening Consenting Parties”)

RECITALS:

WHEREAS, Sellers are the owners, in the aggregate, of one hundred (100%) of the outstanding quotas representing the capital of PGSPar, consisting of 8,892,731 quotas, with the par value of one Real and eight cents (R$1.08) each (the “Quotas”);

WHEREAS, PGSPar and Buyer are jointly the lawful owners of one hundred percent (100%) of the outstanding quotas representing the capital of PGS;

WHEREAS, in reliance on the representations, warranties, covenants and agreements and pursuant to the terms and conditions set forth herein, Sellers wish to sell to Buyer Quotas of PGSPar ultimately representing forty percent (40%) of the total and voting capital of PGS, under the condition that, as a consequence of the Post Closing Merger, the Stayers will receive quotas representing capital of Buyer in such a way that Stayers collectively would remain as the indirect owners of quotas representing ten percent (10%) of the capital of PGS; and Buyer wishes to purchase the Quotas of PGSPar ultimately representing such forty percent (40%) of the total and voting capital of PGS quotas from Sellers under said condition;

WHEREAS, the non-compete, non-hire and non-solicitation covenants granted by FCC, GEFCO, Marcos, Gordon, Bertrand and Carolina herein, as well as the confidentiality covenants, are essential to the Transaction set forth in this Agreement.

NOW, THEREFORE, in consideration for the premises and the mutual promises contained herein, the Parties hereto agree as follows:

1.    Definitions and Interpretations

1.1.        For purposes of this Agreement, the terms below shall have the following meaning ascribed to them:

“Accounts Receivable” has the meaning set forth in Section 5.9.

“Affiliate” means, with respect to any person, any other person or legal entity directly or indirectly Controlling, Controlled by, or under common Control with such Person or legal entity.

“Agreement” means this Quota Purchase and Sale Agreement.

“Bank” has the meaning set forth in Section 2.3.1.

“Benefit Plans” has the meaning set forth in Section 5.15.1.

“Best Knowledge” means, with respect to a matter, the actual knowledge of such matter or the knowledge of such matter that would have been obtained by the relevant Party, or any of its officers, employees, directors or representatives, after such a due inquiry as a reasonably prudent person would make in respect of such matter.

“Board” means the Board of Directors of Buyer, a set forth in Section 8.1.

“BPar” shall have the meaning set forth in the Preface.

“Brazilian GAAP” means the generally accepted accounting principles in Brazil.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in São Paulo or Miami, Florida, are authorized or obligated by applicable law or executive order to close or are otherwise generally closed.

“Buyer” shall have the meaning set forth in the Preface.

“Buyer’s Contingencies” has the meaning set forth in Section 9.2.

“Carve Out” has the meaning set forth in Section 8.2.

“CIESP” has the meaning set forth in Section 11.2.

“CIESP Rules” has the meaning set forth in Section 11.2.

“Claim” has the meaning set forth in Section 10.5.

“Closing” has the meaning set forth in Section 4.1.

"Closing Balance Sheets" has the meaning set forth in Section 3.2.1.

“Closing Date” has the meaning set forth in Section 4.1.

“Control” means (i) the ownership, in the case of a corporation, of more than 50% of the voting stock of the corporation, or in the case of any other entity, the ownership of a majority of the beneficial or voting interest, (ii) the power to determine the majority of the board of directors of an entity or, if it does not have a board of directors, of the board of officers of the relevant entity (or other similar bodies), or (iii) the power to direct or cause the direction of the management and policies of the relevant entity, whether through the ownership of voting securities, by contract or otherwise.

“EBITDA” means cash flow from operations before interest, taxes, depreciation and amortization, and adjusted for any material, non-recurring (one-time) charges/credits determined in accordance with Brazilian Generally Accepted Accounting Principles, in effect on the Closing Date. For purposes of clarity, non-recurring charges/credits will also include any items which are charged, paid, expensed, amongst others, not related to the immediately preceding twelve (12) full calendar months.

“Environmental Law” shall mean any Legal Requirement or Permit relating to the environment, natural resources, public health and safety, worker health and safety, preservation or reclamation of natural resources, plant and animal life, or to the management, handling, use, generation, treatment, existence, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, release or threatened release of or exposure to Hazardous Materials.

“Environmental Permit” has the meaning set forth in Section 5.20(b).

“Excess NWC” has the meaning set forth in Section 3.2.

"FMV Appraisal Election" has the meaning set forth in Section 7.2.1.

“Final NWC” has the meaning set forth in Section 3.2.

“Financial Statements” has the meaning set forth in Section 5.10.

“GEFCO” shall have the meaning set forth in the Preface.

“Governmental Body” shall mean any (i) Brazilian, international or multinational organization, nation, region, state, country, city, town, village, or district government, or other jurisdiction of any nature; (ii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, policy, regulatory, or taxing authority or power of any nature.

“Guarantees” has the meaning set forth in Section 10.9.

"Hazardous Materials" means all dangerous, hazardous or toxic substances as defined in the applicable
Brazilian legislation.

“ICC” has the meaning set forth in Section 11.1.

“Indemnity Escrow Account” has the meaning set forth in Section 9.6.

“Indemnity Escrow Agreement” has the meaning set forth in Section 9.6.

“Indemnity Escrow Amount” has the meaning set forth in Section 9.6.

“Indemnified Party” has the meaning set forth in Section 9.3.

“Indemnifying Party” has the meaning set forth in Section 9.3.

“Intellectual Property” means (i) all inventions, industrial designs and models, all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (ii) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith (whether registered or unregistered), and all applications, registrations and renewals in connection therewith; (iii) all copyrightable work and all copyrights (registered and unregistered), and all applications, registrations and renewals in connection therewith; (iv) all mask works and all applications, registrations and renewals in connection therewith; (v) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (vi) all computer programs and computer software (including firmware and other software embedded in hardware devices), software code (including source code and executable or object code), subroutines, interfaces and algorithms, and all related documentation and source materials (collectively, “Software”); (vii) all rights in Internet websites and Internet domain names; (viii) all other intellectual property rights; and (ix) all copies and tangible embodiments thereof (in whatever form or medium), including all letters patent, patent applications, provisional patents, design patents, invention disclosures and other rights to inventions or designs (“Patents”), all registered and unregistered copyrights in both published and unpublished works (“Copyrights”) and all trademarks, service marks and other proprietary indicia (whether or not registered (“Marks”), and all rights to sue for and remedies against past, present and future infringements of any or all of the foregoing.

“INPI” means the Brazilian Patent and Trademark Office.

“Law” or “Laws” has the meaning set forth in Sections 5.13.

"Legal Requirement" means any constitution, law, statute, treaty, rule, regulation, ordinance, binding case law, order, injunction, notice, approval or judgment any Government Body, which applies to any company or any of its assets, businesses, or activities, and any contract with any Government Body relating to compliance with any of the foregoing.

“Liability” or “Liabilities” shall mean any liability, obligation or commitment of any nature whatsoever, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due.

“Lien” or “Liens” shall mean any charge, claim, marital property interest, condition, pledge, lien, usufruct, security interest, mortgage, encumbrance, adverse claim, option, right of way, easement, encroachment, hypothecation or other third party right, retention of title, right of first refusal or other restriction on transfer, including preemptive, conversion or put or call rights, or any restriction on use, voting, receipt of income or exercise of any other attribute of ownership, or any contract to give any of the foregoing.

“Losses” has the meaning set forth in Sections 9.1.

“Management Team” has the meaning set forth in the Preface.

“March NWC” means the March 31, 2013 Net Working Capital, which was R$26,899.476.

“Major Matter” shall mean engaging in any business other than that of Outback Steakhouse® restaurants in Brazil or any action that quantifiably and materially impacts the EBITDA of Buyer, PGSPar, PGS and its subsidiaries, including the termination of any of the Stayers and any other factor that may materially, adversely impact the performance of PGSPar, PGS and its subsidiaries or Buyer.

“Notice” has the meaning set forth in Section 9.3.

“Notice of Claim” has the meaning set forth in Section 9.3.2.

“NWC” means Net Working Capital of PGS.

“NWC Payment” has the meaning set forth in Exhibit 3.2.

“Parent Company” shall have the meaning set forth in the Preface.

"Permits" means all of the permits, licenses, franchises and authorizations relative to the conduct of a company's business and the sale of its products.

“Person” means an individual, corporation, partnership, fund, condominium, association, organization, trust, consortium, Government Body, any other legal entity or unincorporated organization.

“PGS” shall have the meaning set forth in the recitals of this Agreement.

“PGSPar” shall have the meaning set forth in the preamble of this Agreement.

“Pledge” has the meaning set forth in Section 9.5.

“Pledge Agreement” has the meaning set forth in Section 9.5.

“Post Closing Merger” has the meaning in Section 10.7.

“Post-Indemnity Escrow Deduction” has the meaning set forth in Section 9.6.1(b).(ii).(b).

“Purchase Price” has the meaning set forth in Section 3.1.

“Quotas” shall mean quotas of PGSPar.

“Remaining Interest” has the meaning set forth in Section 7.1.

“Restriction” has the meaning set forth in Section 5.1.

“Salim Escrow Agreement” has the meaning set forth in Section 2.3.1.

“Seller” or “Sellers” shall have the meaning set forth in the Preface.

“Seller’s Contingencies” has the meaning set forth in Section 9.1.

“Stayers” has the meaning set forth in the Preface.

“Stayers’ Quotas” shall have the meaning set forth in Exhibit 2.4.

“Taxes” has the meaning set forth in Section 5.14.

“Termination With Cause” shall mean the termination of one of the Stayers’ relationships with PGS or an Affiliate of Buyer due to fraud, dishonesty, negligence in the performance of duties, willful misconduct or breach of fiduciary duty.

“Termination Without Cause” shall mean the termination of one of the Stayers’ relationship with PGS or an Affiliate of Buyer for any reason other than death, disability, failure to provide services to PGS and its Affiliates to the same extent provided as of October 31, 2013 (meaning 25% of Peter’s business time and 100% of Salim’s, and other Stayers’ business time), fraud, dishonesty, negligence in the performance of duties, willful misconduct or breach of fiduciary duty.

“Transaction” shall have the meaning set forth in Section 2.3.

1.2.        Unless the context clearly requires otherwise, the interpretation of other terms used throughout this Agreement are according to the rules set forth below.

1.2.1         Unless expressly provided otherwise, all references to clauses, items and exhibits used in this Agreement are related to clauses, items and exhibits of this Agreement. The documents attached to this Agreement constitute a part of this Agreement and are incorporated into this Agreement for all purposes and effects.

1.2.2         The masculine gender shall include the feminine and neuter, and the terms defined in the singular have the corresponding meanings in the plural, and vice versa. The term "contain" or "including" shall mean "including, without limitation". The words "of this", "herein", "hereby", "by means of this", "contained herein", "in accordance with the written provisions herein" or "according to this document" and other similar terms when used herein, refers to this Agreement as a whole and not to any particular section or item in which these words appear. The expressions "the date of this Agreement", "on this date" and other similar terms shall be understood as a reference to the date stated in the preamble paragraph of this Agreement.

1.2.3         The titles in this Agreement are for convenience only and should not be construed as a part of or affect the interpretation of any provision of this Agreement.

1.2.4         The term "best efforts" shall refer to the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that the result is achieved as expeditiously as possible, provided, however, that a Person required to use his/her/its best efforts under this Agreement will not be required to take actions that would result in a materially adverse change in the benefits of this Agreement, the transactions contemplated hereby or the respective operations of such Person.

1.2.5         An act would "contravene" something if, as the context requires, it would conflict with, violate, or result in a breach or violation of, or constitute a default under, the thing, or it would result in the creation of a lien on the equity interests or assets of the PGSPar, PGS or its subsidiaries, or it would give any Government Body or other Person the right to challenge, revoke, withdraw, suspend, cancel, terminate, or modify the thing, or to exercise any remedy or obtain any relief under the thing, or to declare a default or accelerate the maturity of any obligation under the thing.

1.2.6         With respect to any representation or warranty made to the "cognizance" or "knowledge" of a Person, (i) an individual shall be considered to have knowledge of a fact or other matter, if the individual is actually aware of such fact or other matter or a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter, (ii) an entity will be considered to have "knowledge" of a fact or other matter if any individual who is serving, or who has at any time served, as a director, manager or senior executive, officer, partner, executor, or trustee of such entity (or in any similar capacity) has, or at any time had, knowledge of such fact or other matter (as defined in (i)), and (iii) Sellers shall be considered to have knowledge of any fact or matter known to PGSPar, PGS or its subsidiaries (as defined in (ii)).

1.2.7         The phrase "ordinary course of business" shall refer to the normal operation of the PGSPar, PGS or its subsidiaries, consistent with its past practice.

1.2.8         References to statutes or statutory provisions shall be construed as references to those statutes or provisions as respectively amended or re-enacted or as their application is modified from time to time by other provisions (whether before or after the date of this Agreement) and shall include any statutes or provisions of which they are re-enactments (whether with or without modification) and any orders, regulations, instruments or other subordinate legislation under the relevant statute or statutory provision.

1.2.9         References to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time.

1.2.10         References to the Parties include their respective successors and permitted assignees.

1.2.11         Where any word or phrase is given a defined meaning in this Agreement any other part of speech or other grammatical form of that word or phrase shall have a corresponding meaning.

1.2.12         All warranties, representations, indemnities, covenants, agreements, undertakings and obligations given or entered into by more than one Person are given or entered into jointly and severally.

1.2.13         The provisions of this Agreement will prevail in case they are conflicting with any Exhibits.

1.2.14         References to US$ or $ are references to United States Dollars (USD), the currency of the United States of America. References to R$ are references to Reais (BRL), the currency of the Federative Republic of Brazil.

2.    Purchase, Sale and Exchange of Quotas and Structure of the Transaction

2.1        Structure of the Transaction.    On or prior to the Closing Date, the Sellers shall approve their sale and transfer of such number of Quotas in the capital stock of PGSPar that ultimately represent forty percent (40%) of the total capital of PGS to Buyer.

2.2        Absence of Liabilities.    Sellers agree that PGSPar shall have as assets only the quotas of PGS and it shall have no Liabilities, Liens, encumbrances or burdens of any kind or nature whatsoever, except for those liabilities referred to in Exhibit 2.2.

2.3        Purchase, Sale and Exchange of Quotas. Subject to the terms and conditions of this Agreement and section 2.3.1 below, on the Closing Date Sellers (except for GEFCO) shall sell, assign and transfer to Buyer the Quotas referred to in Section 2.1 above free and clear of any Liens, in such a way that after such sale, assignment and transfer, and with exception of the Quotas currently held by GEFCO), Buyer will be the lawful holder and beneficial owner of eighty percent (80%) of all PGSPar Quotas, with all rights and obligations related thereto (“Transaction”). The number of Quotas each Individual Seller shall sell to Buyer is mentioned in Exhibit 2.3 hereto and made a part hereof.

2.3.1        Recognition of GEFCO’s Role. Salim Escrow Account of Certain Quotas currently held by GEFCO. The Parties recognize and anticipate at the time of Closing that 488,555 Quotas currently held by GEFCO in PGSPar (“GEFCO Quotas”) may not be completely free of any potential third-party claims until approximately November 26, 2013, at the earliest due to the capital reduction implemented by GEFCO as per the documents attached hereto as Exhibit 2.3.1(a). Buyer and Salim, with the express consent of GEFCO, agree that, at Closing, the portion of the Purchase Price related to 248,689 of these GEFCO Quotas, with the adjustments set forth in Section 3.1.(b) below will be retained in an escrow account with JP Morgan (Brazil) (“Bank”) in the name of Salim (as quotaholder of GEFCO and future lawful owner of the GEFCO Quotas) to be held and managed by the Bank as the escrow agent, pursuant to the terms of the attached Escrow Agreement (Exhibit 2.3.1(b)) ("Salim Escrow Agreement") to guarantee the transfer to Buyer of the GEFCO Quotas, free and clear of any Liens of any kind or nature whatsoever. As soon as possible after November 26, 2013 but before the Post Closing Merger, GEFCO will transfer and assign to Salim the totality of the GEFCO Quotas, and will have the respective corporate documents of PGSPar formalizing such transfer and assignment, signed by Buyer and Stayers, filed and registered with the Commercial Register of the State of São Paulo (JUCESP), a copy of which shall be delivered to Buyer within three (3) business days as of its registration date. Upon transfer of title to and assignment of 248,689 of the GEFCO Quotas to Buyer, and the execution of an amendment to the articles of organization of PGSPar formalizing such transfer and assignment, Salim and Buyer shall authorize the Bank to release to Salim the deposited funds of Salim Escrow Account pursuant to the Salim Escrow Agreement. After the steps described above, Salim will (i) deliver to Buyer the original of the Term of Receipt and Release within two (2) business days; (ii) remain as clear owner of 239,866 of the GEFCO Quotas and, (iii) on or about November 26, 2013, will exchange them per section 10.7 below as part of the Post-Closing Merger, as set forth in Section 2.4 below. GEFCO hereby agrees to the terms of this Agreement.

2.3.1.1        Olimpia Partners' closing fees. Pursuant to the agreement executed with Olimpia Partners and mentioned in Exhibit 5.27, the closing fee payable to Olimpia Partner set forth in Section 3.1(e) below shall be deposited in Indemnity Escrow Account on the Closing Date. Salim and Buyer represent and warrant that within five (5) business days as of the Closing Date such amount will be released to Olimpia Partner through a notification to be jointly signed by them and which will be delivered to the Escrow Agent pursuant to the terms and conditions of the Indemnity Escrow Agreement.

2.4        Post Closing Merger and Exchange of Quotas. As part of the Transaction, and as soon as practicable Buyer will merge PGSPar and as a result of said Post Closing Merger transaction Stayers will exchange the twenty percent (20%) remaining part of the Quotas in PGSPar for quotas in Buyer, free and clear of any Liens, that collectively and indirectly represents ten percent (10%) of the business of PGS and its subsidiaries ("Stayers' Quotas"). Stayers' Quotas shall be subject to the terms and conditions of this Agreement, as well as to the Quotaholders' Agreement to be executed at the time. The terms and conditions of such Quotaholders' Agreement, substantially in the form of the draft attached hereto as Exhibit 2.4, will be mutually agreed by the Stayers and Buyer between the Closing Date and the Post Closing Merger.

3.    Purchase Price

3.1        Purchase Price.     The total purchase price for the Quotas of PGSPar ultimately representing forty percent (40%) of the total and voting capital of PGS, including (i) the NWC Payment set forth and calculated per Exhibit 3.2 and which is set forth in Section 3.2 below, and (ii) the consideration for the non-compete, non-solicitation, non-hire and confidentiality covenants provided herein, will be two hundred forty million, seven hundred sixty-five thousand, six hundred and fifty Reais (R$240,765,650.00) (“Purchase Price”), subject to further adjustments after the Closing pursuant to the provisions below in this Section. The Purchase Price shall be paid to Sellers as follows:

(a)    one hundred and ninety seven million eighty nine thousand seven hundred and eighty eight Reais and ninety four cents (R$197,089,788.94) shall be paid to the Sellers on the Closing Date by wire transfer of immediately available funds to each of the Sellers (excluding GEFCO) to the bank accounts indicated in Exhibit 3.1(a), in the same proportion of the Quotas sold and transferred by each of them (as stated in Exhibit 2.3) to Buyer;

(b)    seven million five hundred and fifteen thousand three hundred and fifteen Reais and one cent (R$7,515,315.01) corresponding to (i) 248,689 Quotas currently held by GEFCO in PGSPar referred to in Section 2.3.1 above, and (ii) the part of the NWC Payment set forth and calculated per Exhibit 3.2 proportional to such 248,689 quotas mentioned above, which shall be deposited in Salim Escrow Account on the Closing Date, as per Section 2.3.1 hereto;

Portions of this Exhibit marked by [***] have been omitted pursuant to a Confidential Treatment Request and filed separately with the Securities and Exchange Commission

(c)    twenty one million nine hundred and sixty thousand Reais (R$21,960,000.00) shall be deposited in the Indemnity Escrow Account on the Closing Date, to guarantee any potential Losses as per Section 9.6 hereto;

(d)    ten million three hundred and eighty three thousand six hundred and sixty two Reais and thirty nine cents (R$10,383,662.39) corresponding to the NWC Payment set forth in Exhibit 3.2, which shall be paid to the Sellers (excluding GEFCO as set forth in Section 2.3.1 above) on the Closing Date by wire transfer of immediately available funds to each of the Sellers (excluding GEFCO) to the bank accounts indicated in Exhibit 3.1(a), in the same proportion of the Quotas sold and transferred by each of them (as stated in Exhibit 2.3); and

(e)    three million eight hundred and sixteen thousand eight hundred and eighty three Reais and sixty six cents (R$3,816,883.66) corresponding to part of the closing fee payable to Olimpia Partners under the agreement mentioned in Exhibit 5.27, which shall be deposited in the Indemnity Escrow Account on the Closing Date. For the sake of clarity the amount referred to in this sub-item “e” refers to amounts paid under sub-items “a” and “b”, and includes any applicable taxes and withholdings levied on such amount..

3.1.1         Exchange Rate for Payment to FCC. The effective exchange rate to convert the portion of the Purchase Price to be paid to FCC into US$ shall be the daily exchange rate (plus 35 pips credit fee) of the Closing Date (provided, that signing of this Agreement occurs prior to 6:00 pm BRST one (1) day prior to the Closing Date), applicable to the purchase of US$ (expressed in R$), published by the Central Bank Information System - SISBACEN (PTAX-800), Option 5 or any other exchange rate index that replaces or succeeds the PTAX-800.

3.1.2         Method of Payment to FCC. The payment of the portion of the Purchase Price due to FCC shall be made in Reais according to Section 3.1 above, net of any applicable taxes including withholding income tax, and which will be converted into US$ at Closing, as provided in Section 3.1.1 above, by wire transfer of immediately available funds to FCC, which is enrolled with RDE-IED under No. [***], to its bank account as follows:

BANK NAME: [***]
LOCATION: [***]
COUNTRY: [***]
SWIFT CODE: [***]
FEDWIRE : [***]

BENEFICIARY:

BANK NAME: [***]
LOCATION: [***]
COUNTRY: [***]
SWIFT: [***]
ACC : [***]
For credit to Franchise Consulting Corporation

3.1.3         Withholding Tax and IOF tax. Promptly following request by the Buyer at any time between execution of this Agreement and the Closing Date, FCC shall provide the Buyer with all information requested by the Buyer that is necessary for it to accurately calculate any possible withholding tax due on the transfer of the quotas held by FCC in PGSPar at Closing. The Buyer will procure that the withholding tax is withheld from the Purchase Price at Closing, and that payment in full of such amount will be made to the applicable Brazilian tax authorities at Closing. Buyer will provide Seller with certified copies of the Documentos de Arrecadação de Receitas Federais (“DARFs”) evidencing the withholding and payment in full of the withholding tax within ten (10) Business Days as of the Closing. The IOF tax on the exchange referred to in Section 3.1.2 above shall be paid by Buyer.

3.2        Net Working Capital Payment.    As part of the Purchase Price, on the Closing Date the Buyer agrees to pay to Sellers (except to GEFCO, which portion will be deposited in the Salim Escrow Account) ten million, seven hundred and fifty nine thousand, seven hundred ninety Reais (R$ 10,759,790.00) which represents forty percent (40%) of the net working capital of PGS on March 31, 2013, as calculated per the formula in Exhibit 3.2 (“NWC Payment”). This NWC Payment is included in the Purchase Price, as reflected in Section 3.1. Within forty-five (45) days of Closing, Buyer will provide Sellers with the final calculation of the October 31, 2013 NWC of PGS (“Final NWC”). To the extent that 40% of the Final NWC is greater than the NWC Payment (“Excess NWC”), Buyer agrees to pay to Sellers, proportionately per Exhibit 2.3, the Excess NWC within five (5) business days to the accounts provided to Buyer, net of any closing fee payable to Olimpia Partners under the agreement mentioned in Exhibit 5.27 and the respective applicable taxes and withholdings, which shall be deposited in Indemnity Escrow Account on the Closing Date.

4.    Closing

4.1        Closing. “Closing”, as used herein, shall mean the completion of all the actions defined in Sections 4.2 and 4.3, and shall occur on November 1, 2013, or on any other date the Parties may agree on (“Closing Date”), at the offices of Baker & McKenzie, located at Av. Dr. Chucri Zaidan, 920, 13th floor, ZIP Code 04583-904, in the City of São Paulo, State of São Paulo, Brazil.

4.2        Actions Prior to Closing. Prior to the Closing Date, Sellers shall supply Buyer with any and all documents and information reasonably required by Buyer or its counsels and accountants which may not have been supplied during the due diligence carried out by Buyer in PGS.

4.2.2         Intentionally left blank.

4.2.3         Corporate Reorganization. Sellers shall have completed the corporate reorganization involving PGSPar, PGS and its subsidiaries in preparation for the Closing, so that all the call option agreements have been exercised assuring that the Sellers are only the ones set forth in the Preamble of this Agreement.

4.2.4         Representations and Warranties. The representations and warranties of Sellers and Buyer contained in this Agreement shall be true and correct in all respects as of the date of this Agreement, and as of the Closing Date with the same force and effect as if made as of the Closing Date, or a Party shall have disclosed in writing to other Party, and the latter shall have accepted at its own discretion, such changes to this Agreement (including exhibits) as are necessary to render the representations and warranties of Sellers and Buyer true and correct in all respects as of the Closing Date.

4.2.5         Covenants. All agreements and covenants contained in this Agreement to be performed or complied with by Sellers or Buyer on or before the Closing Date shall have been performed or complied with in all material respects.

4.2.6         No Injunction. No statute, rule, regulation, executive order, decree, injunction, or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction, shall be in effect that restricts or prohibits consummation of the transactions contemplated by this Agreement.

4.2.7         No Litigation. No claim, action, proceeding or investigation shall be pending which seeks to delay or prevent the consummation of the transactions contemplated hereby, or seeks money damages from Buyer, PGSPar, PGS or its subsidiaries by reason of the consummation of the transactions contemplated by this Agreement, or, if resolved adversely to PGSPar, PGS or its subsidiaries, would have a material adverse effect on PGSPar, PGS or its subsidiaries or restrict or limit Buyer's ability to own or control PGSPar, PGS or its subsidiaries, operate the business, or consummate the transactions contemplated hereby.

4.3        Actions at / After Closing.

4.3.1.        On the Closing Date:

(a)Buyer shall pay to the Sellers, the Purchase Price indicated in Section 3 according to the allocations of Section 3.1 above and convey or deliver to Sellers a copy of the relevant empowerment documents to the representative(s) of Buyer as necessary to authorize the execution of this Agreement and the consummation of the transactions contemplated hereby.

(b)     Sellers shall deliver to Buyer (i) the amendment to chart (contrato social) of PGSPar, evidencing, among other matters, the transfer of the Quotas of PGSPar ultimately representing 40% of the total and voting capital of PGS sold to Buyer, dated as of the Closing Date and duly executed by all Sellers; (ii) a copy of the relevant empowerment documents of the representative(s) of Sellers, as necessary to authorize the execution of this Agreement and the consummation of the transactions contemplated hereby; and (iii) tax clearance certificates in the name of PGSPar, as necessary to allow the transfer of such Quotas.

(c)    All officers of PGSPar and PGS (and such other employees of PGS and PGSPar as Buyer shall reasonably designate) shall provide certifications to Buyer, in form reasonably satisfactory to Buyer, that they have completed training on the United States Foreign Corrupt Practices Act and that they have not, and to their Best Knowledge no other person has, made any improper payment, directly or indirectly, to any government official that would violate any law or regulation of Brazil or that would constitute a violation of the United States Foreign Corrupt Practices Act.

(d)    The Parties shall execute or cause to be executed (i) the Salim Escrow Agreement, and (ii) the Indemnity Escrow Agreement.

4.3.2        After Closing. Sellers agree to cause PGSPar to complete the timely and proper filing of an election under Section 754 of the U.S. Internal Review Code of 1986 (“the Code”). Buyer agrees to assist in such filing, preparing the returns and others documents to be signed and filed for this purpose, as well as reasonable detailed explanation of this subject. Further, upon request by Buyer, Sellers agree: (a) to permit PGS to timely and properly file a IRS Form 8832 Entity Classification Election (permitting PGS to be treated as an association for US federal income tax purposes); and (b) an election under section 754 of the Code. Sellers will not prepare or file statements or returns inconsistent with the elections in this section 4.3.2. Sellers will authorize a representative of PGSPar and PGS to execute documents needed to effectuate the elections.

5.    Representations and Warranties of Sellers and Stayers.

Buyer has agreed to purchase the Quotas referred to in Exhibit 2.3 in reliance upon all the representations, warranties and covenants made by Sellers and Stayers, as the case may be in this

Agreement concerning the situation and business standing of PGS and its subsidiaries and PGSPar. With full knowledge that such representations and warranties are fundamental to the purpose of this Agreement, Sellers and/or Stayers as the case may be, hereby, jointly and severally represent and warrant that:

5.1        Ownership of the Quotas.    Sellers are all of the lawful owners of the Quotas which are free and clear of any Liens, pledge, encumbrance, option, right of first refusal and any other claim of any kind (“Restriction”), except as noted in Exhibit 5.1(a). Upon completion of the actions to be taken at Closing, Buyer will be the lawful owner of Quotas referred to in Exhibit 2.3 free and clear of any Restriction and will have full right and power required by law to sell and transfer the ownership of such Quotas. The sale of such Quotas to Buyer pursuant to this Agreement will transfer to Buyer the full title to the Quotas referred to in Exhibit 2.3 free and clear of any Restriction.

PGS is the lawful owner of (i) 44,507,872 quotas of CLS São Paulo Ltda. (“CLS São Paulo”), (ii) 17,990,155 quotas of CLS Restaurantes Rio de Janeiro Ltda. (“CLS Rio de Janeiro”), (iii) 108,772 quotas of CLS Restaurantes Brasília Ltda. (“CLS Brasília”), and (iv) 103,842 quotas of CLS Restaurantes do Sul Ltda. (“CLS Sul”), and all such quotas are free and clear of any Restriction.

5.2        Capital of PGS. The total capital of PGS is twenty-one million, eight hundred and sixty-three thousand, five hundred and seventy-one Reais and eighty-four cents (R$ 21,863,571.84), divided into twenty million, two hundred and forty-four thousand and forty-eight (20,244,048) quotas, with a par value of one real and eight cents (R$ 1.08) each; the total capital of CLS São Paulo is forty five million, nine hundred and fourteen thousand, four hundred and eighty four Reais (R$ 45.914.484,00), divided into forty five million, nine hundred and fourteen thousand, four hundred and eighty four (45,914,484) quotas, of the par value of one real (R$ 1.00); the total capital of CLS Rio de Janeiro is eighteen million, six hundred and thirty seven thousand and eight hundred Reais (R$ 18.637.800,00), divided into eighteen million, six hundred and thirty seven thousand and eight hundred (18,637,800) quotas, of the par value of one real (R$ 1.00); the total capital of CLS Brasília is eleven million, two hundred and seventy two thousand and one hundred Reais (R$11.272.100,00), divided into one hundred twelve thousand, seven hundred twenty one (112,721) quotas, of the par value of one hundred Reais (R$ 100.00); and the total capital of CLS Sul is ten million, six hundred and thirty seven thousand and eight hundred Reais (R$ 10,637,800.00), divided into one hundred and six thousand, three hundred and seventy eight (106,378) quotas, of the par value of one hundred Reais (R$ 100.00). Except as provided in Exhibit 5.2.(a) there will be no pending contracts, options, warrants, or other rights relating to the sale, or transfer of the quotas, the quotas of the subsidiaries of PGS or any other securities. Except as provided in Exhibit 5.2.(b), Sellers and PGS are not parties to any agreement or obligation whereby they might have assigned to any third party the right to purchase, hold or acquire any of their rights over the quotas or over the quotas of any of the subsidiaries of PGS.

5.3        Organization and Good Standing.    PGSPar and PGS and its subsidiaries are and will be companies duly organized, validly existing and in good standing under the laws of the Federative Republic of Brazil, and PGSPar, PGS and its subsidiaries are duly qualified to conduct their respective business as currently carried on. A copy of the charters (contrato social) of PGSPar, PGS and its subsidiaries currently in force and which are under signing and/or filing process is attached hereto as Exhibit 5.3.

5.4        Power and Authorization.    Sellers and Stayers have now and on the Closing Date will have full power and authority to enter into this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated herein. No action is necessary to authorize the execution, delivery and performance of this Agreement by Sellers and Stayers.

5.5        Binding Effect.     This Agreement constitutes a legal, valid and binding obligation of

Sellers and is enforceable in accordance with its terms.

5.6        No Violation. Consents. Approvals.    Neither the execution nor the delivery of this Agreement by Sellers and Stayers, nor the performance of all of their obligations hereunder will:

(a)    violate or conflict with any provision of the charter (contrato social) of PGSPar or PGS or of any of its subsidiaries;

(b)    violate, breach or otherwise constitute or give rise to a default under any contract, commitment or other obligation to or under which Sellers, Stayers, PGSPar or PGS or any of its subsidiaries are parties or are bound;

(c)    violate or conflict with any statute, ordinance, law, rule, regulation, judgment or order of any court or other governmental or regulatory authority to which Sellers, Stayers, or PGSPar or PGS or its subsidiaries are subject to;

(d)    require any consent, approval or authorization of, notice to, or filing or registration with any Person, entity, court or Governmental Body;

(e)     require any consent, approval or authorization of, or notice to, landlords with respect to lease agreements entered into by PGSPar or PGS and its subsidiaries, except those listed in Section 9.1.(v) which will be obtained by Sellers at their own costs and expenses (including any possible payments required by such landlords and/or as set forth in the respective lease agreements and general rules). Sellers agree to hold Buyer, PGSPar and PGS and its subsidiaries, as well as their Affiliates, directors, officers, employees and representatives, harmless and to indemnify Buyer, PGSPar, PGS or its subsidiaries for any costs, expenses and Liabilities related to the obtaining of the consents listed in Exhibit 5.11(b).

5.7        Condition and Sufficiency of the Assets.    All equipment, machines and relevant assets of PGSPar and PGS and of its subsidiaries have been properly recorded in the referred companies’ books and are in reasonable operating condition, and adequate for the conduct of PGSPar or PGS and its subsidiaries’ business as currently conducted. Sellers are not aware if any of such machines or equipment are in need of maintenance other than ordinary, routine maintenance. The machines and equipment of PGSPar or PGS and of its subsidiaries are sufficient for the continued conduct of their business after the transfer of the Quotas. Except as mentioned in Exhibit 5.7, all PGSPar and PGS and/or its subsidiaries’ assets are free and clear of any Liens.

5.8        Intellectual Property.    Exhibit 5.8 contains a complete list of the Intellectual Property owned, licensed or used by PGSPar and PGS and/or its subsidiaries, or necessary to the operation of PGSPar or PGS and/or its subsidiaries' business, in addition to the franchise agreements entered into by PGSPar, PGS and its subsidiaries, which are currently in place. All trademarks listed in Exhibit 5.8 are duly registered under the name of PGSPar or PGS with the Brazilian Patent and Trademark Office (“INPI”) and are not subject to any restriction of any kind. PGSPar or PGS and/or its subsidiaries have no patent registered under its name nor utilize any other patent registered by third parties. PGSPar or PGS and/or its subsidiaries own the domain names registered in their names before Fapesp, which are listed in Exhibit 5.8. PGS and/or its subsidiaries do not infringe and have not infringed in the past any Intellectual Property rights registered by third parties.

5.9        Accounts Receivable.    All accounts receivable of PGSPar and PGS and/or its subsidiaries included in the Financial Statements of PGSPar or PGS and/or its subsidiaries (collectively the "Accounts Receivable") represent valid obligations arising from sales and/or services actually performed in the ordinary course of business. Except as set forth in Exhibit 5.9 all of the Accounts Receivables of PGSPar or PGS and its subsidiaries are free and clear of any Liens.

5.10        Financial Statements.    The Balance Sheet and Financial Statements of PGSPar and PGS (as consolidated with all of its subsidiaries) as of September 31, 2013 (hereinafter referred to as "Financial Statements") are included herein as Exhibit 5.10. The Financial Statements were prepared in accordance with the Brazilian GAAP, consistently applied, and they show accurately: (i) the financial position of PGSPar and PGS and each of its subsidiaries on the date they were prepared; and (ii) the results of the operations carried out by PGSPar and PGS and each of its subsidiaries within the period covered by these statements.

5.11        Contracts and Commitments.    Exhibit 5.11(a) contains a list which identifies and briefly describes all written or verbal contracts, agreements, leases, guarantees or commitments to which PGSPar and PGS and/or its subsidiaries are parties or by which PGSPar and PGS and/or its subsidiaries may be bound, (including but not limited to financing agreements and agreements with clients and suppliers): (a) involving the payment of more than R$ 100,000.00 (one hundred thousand Reais) per year; (b) which may not be terminated by PGSPar and PGS and/or any of its subsidiaries at any time, on less than ninety (90) days upon prior notice; or (c) which are otherwise material to the business of PGSPar and PGS and/or its subsidiaries. Exhibit 5.11(b) contains a list which identifies the real estate leases executed by PGSPar and PGS and/or its subsidiaries requiring the previous written consent of the landlord and the ones under which the landlord is required to be served with a notice of the execution of this Agreement. In those cases where the landlord seeks to receive a fee as a consequence of the Transaction, Sellers will use their best efforts to eliminate such a payment, which if paid is for the account of the Sellers as provided in Section 5.6(e) above. Each such contract, agreement, lease, guarantee or commitment was entered into in the ordinary course of the business, is in full force and effect, valid and enforceable in accordance with its terms, constitutes a legal and binding obligation of the respective parties, and is not the subject of any notice of default, termination or partial termination. PGSPar and PGS and/or each of its subsidiaries have complied in all respects with the provisions of each such contract, agreement, guaranty and commitment.

5.12        Litigation. Except as set forth in Exhibit 5.12, there are no pending or threatened complaints, claims, proceedings, procedures or investigations at any court, arbitration court or Governmental Body against PGSPar and PGS and/or its subsidiaries or that might cause any Liability to the Buyer or to PGSPar and PGS or to each of its subsidiaries or that could affect the business of PGSPar and PGS and/or its subsidiaries.

5.13        Permits and Licenses. Compliance. Except as set forth in Exhibit 5.13, PGSPar and PGS and/or its subsidiaries hold all required Permits from all governmental or regulatory or environmental authorities which are necessary to conduct PGSPar and PGS and/or its subsidiaries' business. On this date, all of such Permits are in full force and effect for each of the restaurants operated by PGSPar and PGS or by its subsidiaries, and Sellers will endeavor their best efforts to maintain such Permits in full force and effect. PGSPar and PGS and/or its subsidiaries are in compliance with applicable statutes, laws, rules, regulations, orders, ordinances, judgments, and decrees of all governmental and regulatory authorities, including zoning laws (collectively, "Law" or "Laws") and the terms of the Permits used in connection with their business. There are no legal restrictions, of any nature, regarding the preparation and selling of PGSPar and PGS and/or its subsidiaries' products.

5.14        Taxes.    PGSPar and PGS and/or its subsidiaries have filed (on a timely basis since their incorporation) all tax returns that are or were required to be filed by them and all said tax returns are complete, true, and correct at the time they were delivered. PGSPar and PGS and its subsidiaries have paid all Taxes required to be paid by it, and no such amounts are past due or delinquent as of the date hereof. Except as set forth on Exhibit 5.14, PGSPar and PGS and/or its subsidiaries are not parties or subject to any assessment, collection or pending action, proceeding or claim which in any way may result in any Liability to Buyer, PGSPar and PGS and/or its subsidiaries. For purposes of this Agreement, “Taxes” shall mean any federal, state, value-added tax, gross sales tax, import tax, export tax, financial operations tax, service tax, welfare contributions and other real estate taxes and respective interest, penalty or addition thereto.

5.15        Labor Related Matters.     All employees of PGSPar and PGS and its subsidiaries, as applicable, have opted for the Employees' Severance Fund - "FGTS" (Fundo de Garantia por Tempo de Serviço) and all of them have settled their rights for years of service prior to such option. No labor or social security indemnities are due by PGSPar and PGS and/or by its subsidiaries to any party who may have rendered services to them. PGSPar and PGS and/or its subsidiaries have no employees with special employment contracts, nor employees or consultants or independent workers rendering services to them under special conditions that may give rise to a Liability not included in the Financial Statements. Each employee of PGSPar and PGS and/or its subsidiaries is regularly registered as such in the proper registry books, together with his/her corresponding salary and benefits, all in compliance with applicable Laws and regulations. PGSPar and PGS and its subsidiaries have obtained, as the case may be, all registrations and filings and have taken all necessary actions required under all applicable social security and labor laws regulations with respect to such employees. Except as set forth in Exhibit 5.15 (a), PGSPar and PGS and/or its subsidiaries are not parties to any collective bargaining agreement or agreement of any kind with any union or labor organization relating to PGSPar and PGS and/or its subsidiaries. Other than as set forth in Exhibit 5.15 (b), PGSPar and PGS and/or its subsidiaries are not parties to any labor dispute which may create a Liability to Buyer, PGSPar and PGS and/or its subsidiaries. There are no employees of PGSPar or PGS and/or its subsidiaries that work in similar position, receiving different salaries, except in compliance with local labor contracts with unions.

5.15.1.        Employees’ Benefits.    Exhibit 5.15.1 contains a complete and accurate list of all employee benefits extended to the employees of PGSPar and PGS and/or its subsidiaries which are presently in force, as well as a detailed description thereof (the “Benefit Plans”). PGSPar and PGS and its subsidiaries have performed all of their obligations under the Benefit Plans and have made the appropriate entries in the Financial Statements for all obligations and liabilities under the Benefit Plans. PGSPar and PGS and its subsidiaries have timely paid all amounts due to the social security and severance authorities (“INSS” and “FGTS”, respectively).

5.15.2        Pension Plan.    PGSPar and PGS and/or its subsidiaries do not maintain nor have maintained any pension plan in connection with their employees.

5.16        Books and Records.    The accounting books, minute books, and other records of PGSPar and PGS and/or its subsidiaries are complete accurate and correct and have been maintained up-to-date in accordance with customary business practices and with all applicable Laws. The minutes of the meetings of PGSPar and PGS and its subsidiaries reflect accurate and complete records of all meetings held by, and corporate actions taken by the partners of PGSPar and PGS and/or its subsidiaries. The accounting system used by PGSPar and PGS and/or its subsidiaries complies with the requirements of the Brazilian Federal, State and Municipal tax authorities.

5.17        Absence of Undisclosed Liabilities.    PGSPar and PGS and its subsidiaries have no Liabilities or obligations of any nature related to their business, except for liabilities or obligations reflected or reserved against in the Financial Statements or disclosed in other items of Exhibits hereto.

5.18        Absence of Certain Changes and Events.

5.18.1        Except as set forth in Exhibit 5.18.1, since December 31, 2012 there has been no:

(a)    declaration or payment of any dividend or other distribution or payment in respect of the quotas of PGSPar and PGS or its subsidiaries;

(b)    amendment to the charter (contrato social) of PGSPar or PGS and/or of its subsidiaries, other than those caused by the ordinary course of business;

(c)    payment or increase by PGSPar or PGS and/or its subsidiaries of any bonuses, salaries, or other compensation to any partner or director, officer, or employee or entry into any employment, or similar contract with any director, officer or employee;

(d)    adoption of any Benefit Plan;

(e)    IRS Form 8832 election with respect to PGSPar with an effective date 60 months or less prior to the Closing Date; or

(f)    IRS Form 8832 election with respect to PGS with an effective date 60 months or less prior to the Closing Date.

5.18.2        Since December 31, 2012, PGSPar and PGS and its subsidiaries' business has been conducted only in the ordinary course and there has been no:

(a)    sale, lease or other disposition of any assets of PGSPar or PGS and/or its subsidiaries;

(b)    cancelation or waiver of any claims or rights with a value to PGSPar or PGS and/or its subsidiaries; the execution of any agreement involving amounts which exceed one hundred thousand Reais (R$ 100,000.00) per year;

(c)    material adverse change in the business, operations, properties, assets, or conditions of PGSPar or PGS and/or its subsidiaries' business; and

(d)    event or circumstances that may result in such a material adverse change to PGSPar or PGS and/or its subsidiaries' business.

5.18.3    As of the Closing Date the combined net working capital of both PGSPar and PGS and its subsidiaries will be consistent with past practices and sufficient to operate their business.

5.18.3.1    As of the Closing PGSPar and PGS and its subsidiaries will not have any debt or liabilities other than those reflected in the Financial Statements and trade payables incurred subsequent to the date of the Financial Statements in the ordinary course of business consistent with past practices.

5.19        Securities.    Except as set forth in Exhibit 5.19, PGSPar and PGS and/or its subsidiaries have not undertaken any Liabilities or provided any kind of securities or guarantees on behalf or in favor of any third parties.

5.20        Environmental Matters. Sellers represent that:

(a)    to their Best Knowledge, PGSPar and PGS and its subsidiaries are in compliance with all Environmental Laws in effect as of the date hereof, and no condition exists or event has occurred which would constitute a violation of or give rise to any lien or encumbrance under any Environmental

Law that could represent significant damages and/or losses to PGSPar and PGS and its subsidiaries' business.

(b)    to their Best Knowledge, PGSPar and PGS and its subsidiaries, including all their branches, are in possession of all permits, licenses, approvals, consents or other authorizations required by or pursuant to any applicable Environmental Law (each an “Environmental Permit”) required for the conduct or operation of their business, in the way they are presently conducted, and are in compliance with all of the requirements and limitations included in such Environmental Permits. All Environmental Permits are in full force and effect.

(c)    PGSPar and PGS and its subsidiaries have not received any written notice from any Governmental Body or any other Person that any aspect of their operations are in violation of any Environmental Law or Environment Permit, or that they are responsible for the cleanup or remediation of any substance at any location;

(d)    to their Best Knowledge, the areas of land owned by or leased by PGSPar or PGS and its subsidiaries are not polluted or contaminated in such a way that such pollution or contamination could result in any present or future obligation to clean up, or to create any Liability towards Buyer, PGSPar or PGS and its subsidiaries or any third party;

(e)    Except as provided in Exhibit 5.20.(e), PGSPar and PGS and its subsidiaries are not a party in any litigation or proceedings in any court, judicial or administrative, involving a demand for damages, injunctive relief, penalties, or other potential Liability with respect to violations of any Environmental Law in connection with its business and operations; and

(f)    to their Best Knowledge, PGSPar and PGS and its subsidiaries have filed on time all reports and notifications required to be filed with respect to all the properties and facilities where their business are conducted and have generated and maintained all required records and data under all applicable Environmental Laws.

5.21        Real Properties and Constructions.    All real properties owned by PGSPar and PGS and its subsidiaries, including the respective constructions, are duly registered in the enrollment certificates with the applicable Real Estate Registry Offices and are free and clear of any charges and Liens of any kind.

5.22        Business with Related Parties.    Except as provided in Exhibit 5.22, there is no contract, agreement or arrangement currently in effect between, on the one side, PGSPar and PGS and/or its subsidiaries, and, on the other, any of the Sellers, descendants, Affiliates or relatives up to the third degree, its direct or indirect subsidiaries, by any such persons. Except as otherwise agreed by the Parties between this date and the Closing Date, all related party agreements listed in Exhibit 5.22 will be terminated on or prior to Closing.

5.23        [Intentionally left blank.]

5.24        Foreign Corrupt Practices Act. The Stayers acknowledge that they have completed training on the United States Foreign Corrupt Practices Act. None of the Sellers, PGSPar, PGS, their subsidiaries, or any other Person or entity acting on behalf of any of PGSPar, PGS or their subsidiaries, has made any improper payment, directly or indirectly, to any government official that would violate any Law or regulation of Brazil or that would constitute a violation of the United States Foreign Corrupt Practices Act.

5.25        Stayers’ Joint Obligations and Representation. All of the Stayers’ rights and obligations hereunder are jointly and severally undertaken by them and shall be simultaneously enforceable as a whole by them, or against all of them, as the case may be. All of the Stayers, as a condition for the execution of this Agreement, hereby irrevocably appoint Peter as their attorney in fact in order to represent them before the Buyer in every and all acts or transactions necessary to comply with all of the terms, conditions and obligations set forth herein.

5.26        All Information. Sellers represent that (i) in this Agreement and the Exhibits hereof they are offering all information due and relevant in relation to PGSPar and PGS and its subsidiaries and that, to their Best Knowledge, no relevant data or information have been omitted that a buyer of shares and quotas in good faith might expect to receive; (ii) no representation or warranty in this Agreement omits to state a material fact necessary to make the statements herein not misleading; and (iii) there is no fact known to Sellers or Stayers that adversely affects the assets, business, financial condition, or results of operations of PGSPar and PGS and its subsidiaries that have not been disclosed in this Agreement.

5.27         Brokers and Finders. Except as provided in Exhibit 5.27, no broker, finder, financial advisor or other Person acting in a similar capacity has participated on behalf of any of the Sellers, Stayers, PGSPar, PGS or its subsidiaries in bringing about the Transaction herein contemplated, rendered any services with respect thereto or been in any way involved therewith. Any broker, finder or financial advisor fee that a third party might claim to have a right to against Buyer, PGSPar, PGS or its subsidiaries, except for the fees related to the Olimpia Partners agreement mentioned in Exhibit 5.27, which will be paid with funds deposited on the Closing Date in the Indemnity Escrow Account as set forth in Sections 2.3.1.1; 3.1(e) and 7.10 of this Agreement, will be solely borne by Sellers and in no event by Buyer, PGSPar, PGS or its subsidiaries. Sellers agree to hold Buyer, PGSPar and PGS and its subsidiaries, as well as their Affiliates, directors, officers, employees and representatives, harmless and to indemnify Buyer, PGSPar, PGS or its subsidiaries for any Liabilities other than those related to the agreement(s) listed in Exhibit 5.27.

5.28        Government Approvals. No action, consent or approval of, registration or filing with, or any other action by, any governmental authority will be required prior to the Closing in connection with the performance by the Sellers or Stayers of this Agreement or in connection with the transactions contemplated hereby. Sellers or Stayers are not a party to nor has interest in any economic group of companies which had gross revenues in Brazil exceeding seven hundred and fifty million Reais (R$750,000,000.00) in the year 2012.

Sellers and Stayers represent that all representations, warranties and covenants contained in this Agreement and in particular in this Section 5 are valid and correct on this date and will be valid and correct on the Closing Date.

6.    Representations and Warranties of Buyer

Buyer hereby represents and warrants as follows:

6.1        Organization, Good Standing and Parent Company Undertaking. The Buyer is a limited liability company duly incorporated, validly existing and in good standing under the Law of Brazil. Buyer is an Affiliate of Parent Company, and Buyer acknowledges that this affiliation was critical to Sellers’ decision to enter into this Agreement. Parent Company executes this Agreement for the purpose of irrevocably guaranteeing, severally and/or jointly, Buyer’s and BPar’ obligations under this Agreement.

6.2        Quotas to be Issued.    Buyer and Parent Company represent that the Buyer’s quotas to be issued upon the Post Closing Merger of PGSPar by Buyer and to be delivered to the Stayers in exchange for the remaining Stayers’ Quotas in PGSPar will be free and clear of any Restriction, subject only to the terms and conditions expressly set forth in this Agreement and in the Buyer’s corporate charter (contrato social). Upon the Post Closing Merger, Stayers shall receive Buyer’s quotas as set forth in Exhibit 2.4 and will be the lawful owner of said quotas free and clear of any Restriction, subject to the terms and conditions of this Agreement, as well as to the Quotaholders' Agreement per Section 2.4. The delivery of said quotas to the Stayers pursuant to this Agreement will transfer to the Stayers the full title to all quotas listed in Exhibit 2.4.

6.3        Power and Authorization.    Buyer has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer and Buyer’s performance of its obligations hereunder have been duly authorized by all necessary corporate action of the Buyer. No other action is necessary to authorize the execution, delivery and performance of this Agreement by Buyer.

6.4.        Binding Effect.     This Agreement constitutes the legal, valid and binding obligations of Buyer enforceable in accordance with its terms.

6.5        No Violation. Approvals.    The execution, delivery and performance, by Buyer of all obligations undertaken herein do not:

(a)    violate or conflict with any provision of Buyer’s charter (contrato social);

(b)    violate, breach, or otherwise constitute or give rise to a default of any material contract, commitment or any other obligation to or under which Buyer is a party or is bound;

(c)    violate or conflict with any statute, order, Law, rule, judgment or decision of any court or other governmental or regulatory authority to which Buyer is subject to; or

(d)    require any consent, approval or authorization of, notice to, or registration with any person, entity, court or Governmental Body.

All representations, warranties and covenants contained in this Agreement and in particular in this Section 6 will be valid and correct on the Closing Date.

6.6        Business of Buyer. Buyer agrees that for so long as Stayers own quotas in Buyer, Buyer will limit the scope of its operations to owning and operating Outback Steakhouse® Restaurants, unless Buyer obtains written consent from all remaining Stayers.

6.7        Government Approvals. No action, consent or approval of, registration or filing with, or any other action by, any governmental authority will be required prior to the Closing in connection with the performance by the Buyer of this Agreement or in connection with the transactions contemplated hereby. Buyer is not a party to nor has interest in any economic group of companies which had gross revenues in Brazil exceeding seven hundred and fifty million Reais (R$750,000,000.00) in the year 2012.

Buyer represents that all representations, warranties and covenants contained in this Agreement and in particular in this Section 6 are valid and correct on this date and will be valid and correct on the Closing Date.

7.    Acquisition of the Remaining Quotas

7.1        Parties Acknowledgment. The Parties acknowledge that upon the completion of the Transaction described in this Agreement and the Post-Closing Merger, Stayers will effectively hold ten percent (10%) free and clear interest in Buyer (including indirectly all of Buyer’s subsidiaries) and that the Buyer will own a ninety percent (90%) interest in PGS and indirectly its subsidiaries (the Stayers’ 10% interest in Buyer referred to as “Remaining Interest”).

7.1.1        Stayers, Buyer and BPar hereby expressly authorize Peter to sell part of his Remaining Interest to the minority quotaholders of CLS São Paulo, CLS Rio de Janeiro, CLS Brasília and CLS Sul at the time they are admitted to the corporate capital of Buyer as part of the Post Closing Merger, which structure will be mutually agreed by Stayers and BPar between Closing and Post Closing Merger.

7.2        Peter’s & Salim’s Puts. Peter and Salim shall individually and independently have the right, by giving previous written notice to BPar, during the exercise period starting January 1, 2017 and ending on March 31, 2017, to require BPar to purchase the totality and no less than the totality of their share of the Remaining Interest at a price equal to seven point two (7.2) multiplied by the EBITDA of Buyer and PGS and its subsidiaries for the four (4) full calendar quarters immediately preceding the date of the relevant notice multiplied by the percentage of equity interest then held by them in the Buyer. In addition to and consistent with the above rights in this section 7.2, Salim may exercise up to twelve and one-half percent (12.5%) of his Put quota rights each calendar year beginning next year by giving previous written notice to BPar during the notice period provided for Management Team Puts in Section 7.6 below; such right is cumulative to the extent it was not exercised in one year it accumulates for subsequent years..

7.2.1        Fair Market Valuation Appraisal Election. BPar, Peter or Salim may challenge whether the valuation formula in Article 7 represents a fair market value for the quotas being sold/purchased, provided that such challenge is included in the notice to exercise their option provided in this Section 7 or by separate notice by the other Party within five (5) days after receipt of an Put/Call notice. Within thirty (30) days of a BPar, Peter or Salim's exercise of this right to challenge ("FMV Appraisal Election") BPar and the respective Seller shall each nominate a Brazilian licensed business appraiser. Within twenty (20) days thereafter, these two nominated appraisers shall then agree upon a third, independent qualified Brazilian licensed business appraiser. This third appraiser shall conduct an appraisal of the arms-length fair market value (based on similar ownership interests and structures in nationally franchised restaurants in Brazil) of the quotas requesting to be sold to BPar. The person requesting the FMV Appraisal Election shall pay the cost of the appraisal. Absent fraud, undue influence or a clearly unreasonable conclusion as to the valuation, said third party valuation shall prevail, with disputes resolved pursuant to dispute provisions in Section 11.

7.2.2        For the purpose of calculating the Remaining Interest, no effect shall be given to any quota issuance of Buyer used for a Major Matter for which Peter and Salim have elected to Carve Out pursuant to Section 8.2.(ii). The put option exercised by Peter and/or Salim, as the case may be, shall take place as soon as practicable, but no later than ninety (90) days from the receipt by BPar of the relevant notice, and the payment shall be made in cash, in immediately available funds, without any deduction or retention of whatsoever nature, except as provided in Section 7.10, and subject to the Post-Indemnity Escrow Deduction, defined in Section 9.6.1, simultaneously with the transfer of their equity interest in the Remaining Interest.

7.3        BPar’s Peter & Salim Call.    BPar shall have the right, by giving written notice to Peter and/or Salim, during the exercise period starting on January 1, 2017 and ending on June 30, 2017, to require Peter and Salim to sell the totality and no less than the totality of their quotas of the Remaining Interest at a price equal to seven point two (7.2) multiplied by the EBITDA of Buyer and PGS and its subsidiaries for the four (4) full calendar quarters immediately preceding the date of the relevant notice multiplied by the percentage of equity interest then held by each of them in Buyer. The call option exercised by BPar with respect to Peter and/or Salim’s share of the Remaining Interest, as the case may be, shall take place as soon as practicable, and no later than ninety (90) days from the issuance by BPar of relevant notice, and the payment shall be made in cash, in immediately available funds, without any deduction or retention of whatsoever nature, except as provided in Section 7.10, and subject to the Post-Indemnity Escrow Deduction, defined in Section 9.6.1, simultaneously with the transfer of their equity interest in the Remaining Interest.

7.4        Acceleration for Failure to Perform Services.    Notwithstanding the foregoing, if at any time prior to December 31, 2015 either Peter or Salim fails to provide services to Buyer, PGS and its subsidiaries to the same extent as provided as of the date hereof for any reason other than death or disability or Termination Without Cause, then the exercise period of BPar’s Peter & Salim Call shall be accelerated to an exercise period starting on the date of said failure and ending six (6) months thereafter; and the purchase price shall be seven point two (7.2) multiplied by the EBITDA of Buyer and PGS and its subsidiaries for the four (4) full calendar quarters immediately preceding the date of the accelerated notice multiplied by the percentage of equity interest then held by each one of them in Buyer. The accelerated call option exercised by BPar with respect to Peter and/or Salim's share of the Remaining Interest, as the case may be, shall take place as soon as practicable, but no later than ninety (90) days from the issuance by BPar of relevant acceleration notice, and the payment shall be made in cash, in immediately available funds, without any deduction or retention of whatsoever nature, except as provided in Section 7.10, and subject to the Post-Indemnity Escrow Deduction, defined in Section 9.6.1, simultaneously with the transfer of their equity interest in the Remaining Interest. For the avoidance of doubt the provision of this Section shall apply in case Peter or Salim fail to provide services for Buyer, PGS and its subsidiaries to the same extent as provided on the date hereof (twenty five percent (25%) of business time for Peter and one hundred percent (100%) of business time for Salim) other than by reason of death, disability or Termination Without Cause.

7.5        BPar’s Management Team Call. BPar shall have the right, by giving written notice to the Management Team, individually or collectively, during the exercise period starting January 1, 2018 and ending June 30, 2018, to purchase from the Management Team, individually or collectively, their respective share in the Remaining Interest at a purchase price equal to seven point two (7.2) multiplied by the EBITDA of Buyer and PGS and its subsidiaries for the four (4) full calendar quarters immediately preceding the date of the relevant notice multiplied by the percentage of their ownership in the Remaining Interest. The closing shall take place as soon as practicable, and no later than ninety (90) days from the issuance by BPar of relevant the notice, and the payment shall be made in cash, in immediately available funds, without any deduction or retention of whatsoever nature, except as provided in Section 7.10, and subject to the Post-Indemnity Escrow Deduction, defined in Section 9.6.1, simultaneously with the transfer of title to the Remaining Interest.

7.6        Management Team Put. Beginning in 2015, the Management Team, individually and independently, shall have the right, by giving written notice to BPar during Buyer’s declared trading window for section 16 Officers and Designated Employees following the Parent Company’s SEC (annual) 10-K filing release, to require BPar to purchase up to twenty-five percent (25%) of the respective Management Team member’s Remaining Interest quotas on the Closing Date at a price equal to seven point two (7.2) multiplied by the EBITDA of Buyer (including PGS and its subsidiaries) for the four (4) quarters immediately preceding the notice. The closing shall take place within thirty (30) days after the notice, and the payment shall be made in cash, in immediately available funds, except as provided in Section 7.10, and subject to deduction or retention provided for in the Post-Indemnity Escrow Deduction, defined in Section 9.6.1. This Management Team Put right shall arise each year during the period noted in this Section 7.6 in the following percentages of the Remaining Interest quotas on the Closing Date: 2015 – up to 25%; 2016 - up to 50%; 2017 - up to 75% ; and 2018 & thereafter - up to 100%. Any member of the Management Team may elect a FMV Appraisal Election and challenge, consistent with Section 7.2.1, provided such election is included in the notice of exercise of the put/call right provided in this Section 7.6.

7.7        Acceleration Due to Death, Disability, Termination With and Without Cause, and Voluntary Resignation.    Notwithstanding the foregoing, (a) in the event of death, disability or Termination Without Cause of any of the Stayers, then the exercise period of Peter's Put and Salim’s Put and BPar's Peter’s Call and BPar's Salim’s Call and the BPar's Management Team Call and the Management Team Put, for the stake held by the dead, incapacitated or terminated, shall be accelerated to an exercise period starting on the date of death, determination of disability or Termination Without Cause and ending six (6) months thereafter, and the purchase price shall be seven point two (7.2) multiplied by the EBITDA of Buyer and PGS and its subsidiaries for the four (4) full calendar quarters immediately preceding the date of the accelerated notice multiplied by the percentage of ownership held by the dead, incapacitated or terminated, as the case may be, in the Remaining Interest; (b) in the event of Termination With Cause or voluntary resignation of one or more than one of the Stayers, the exercise period of applicable BPar’s call option for the percentage of ownership held by the terminated With Cause or the voluntary resignor, in the Remaining Interest, shall be accelerated to an exercise period starting on the date of Termination With Cause or voluntary resignation and ending six (6) months thereafter; and the purchase price shall be six (6) multiplied by the EBITDA of Buyer and PGS and its subsidiaries for the four (4) full calendar quarters immediately preceding the date of the date of notice multiplied by the percentage of ownership held by the terminated With Cause or the voluntary resignor in the Remaining Interest. The Stayers and BPar hereby understand and agree this multiple of six (6) incorporates by agreement an agreed to penalty of one point two (1.2) less than the otherwise applicable seven point two (7.2) multiple provided for purchase/sale of quotas under the terms of this Agreement. The closing of the transactions contemplated in this Section 7.7 shall take place as soon as practicable, and no later than ninety (90) days from the issuance of the relevant notice, and the payment shall be made in cash, in immediately available funds, without any deduction or retention of whatsoever nature, except as provided in Section 7.10, and subject to the Post-Indemnity Escrow Deduction, defined in Section 9.6.1, simultaneously with the transfer of title to the Remaining Interest.

7.8        The delay in the payments referred to in all of the sub items of this Section 7 shall automatically subject BPar to pay to the Stayers, on top of the outstanding amount and without any further notice or formality, a penalty equivalent to two percent (2%) of the outstanding amount plus interests equal to the Brazilian SELIC interest rate on a “pro rata dia” basis during the period of the delay; provided, that a grace period of ten (10) business days have been granted to BPar to cure such delay in the payments. BPar acknowledges that such delay penalty and interests are a reasonable estimate of the loss that would be suffered by the Stayers as a result of such a delay. The above-mentioned delay penalty and interests shall not impair or limit the right of the Stayers to seek any other available remedy, including specific performance, injunctions, or any other precautionary relief or indemnification for the losses and damages caused by the delay and that exceed such penalty and interests.

7.8.1.        Such penalty and interests will not apply, in any situation whatsoever, if there is a material disagreement between BPar and the Stayers in regards to the amounts of the payments related to the put and call options, and in which case such dispute shall be resolved per the provisions in Article 11.

7.9.        [Intentionally left blank.]

7.10.        All amounts referred to in this Section 7 shall be paid by BPar net of the amounts due to Olimpia Partners under the agreement mentioned in Exhibit 5.27, as well as net of the respective applicable taxes and withholding income tax related to the payment of the Olimpia’s fee.

8.    Governance

8.1        Governance Prior to the Payment of the purchase price for the Remaining Interest. Until such time as the purchase price for the Remaining Interest is paid to Peter and Salim or June 30, 2017, whatever occurs later, Buyer shall be governed by a Board of Directors (“Board”) that shall consist of six (6) members, of which two (2) shall be Peter and Salim for as long as each one of them remain a quotaholder of Buyer, and four (4) shall be appointed by BPar. The Board shall meet no less than four (4) times in every calendar year and shall be responsible to approve the Annual Operating Plan of Buyer, which will govern the performance of management and executive compensation.

8.2        Majority decision and Carve Out. In the event the Board or the quotaholders of Buyer vote to approve a Major Matter and Peter and Salim vote in opposition to approval of such Major Matter, then each of them shall have the right to alternatively (i) accelerate the exercise of the Peter’s & Salim’s Puts in the terms provided in Section 7.2 above, or (ii) request that the economic effect of said Major Matter is excluded from Buyer’s EBITDA for all of the purposes of this Agreement (calculating the purchase price for the Remaining Interest) (“Carve Out”). Such right to be exercised within thirty (30) days of such Board action and if not exercised within this thirty (30) day period such right shall expire and terminate. If each Annual Operating Plan of Buyer approved by the Board cannot be met or exceeded due to insufficient cash ascribed for the approval of a Major Matter by the quotaholders of Buyer without Peter’s and Salim’s approval, and Peter and Salim have elected to Carve Out and not elected to accelerate the Peter’s & Salim’s Puts under Section 7.2 above, the Buyer shall arrange for an intercompany loan from one of its parent or Affiliate companies or to enter into a suitable third party financing, in an amount equal to the lesser of (i) the amount of the shortfall to meet or exceed the Annual Operating Plan of Buyer approved by the Board, or (ii) the amount ascribed to the Major Matter.

8.2.1    In the event Peter and Salim elect a Carve Out, the independent auditors of BPar shall be engaged to determine a method for implementing the Carve Out and calculating the EBITDA for purposes of determining the purchase price for the Remaining Interest. If either Peter and Salim, on one hand, or BPar, on the other, disagree with the method proposed by the indicated independent auditor, such Person shall have the right, at their expense, to engage another independent auditor. If such auditor and the BPar’s independent auditor do not reach an agreement on the method to implement the Carve Out, and if the opinions of the independent auditors contains a difference lower than 10% the average shall be adopted; if the difference is greater than 10%, the second auditor and BPar’s auditor shall agree on the appointment of a neutral third independent auditor to issue its opinion.

8.2.1.1    Once the third independent auditor issues its opinion, Peter, Salim and BPar undertake to accept as final and binding the average of the two closest opinions among the three opinions issued by the independent auditors.

8.2.2    Carve Out Applicable in all Circumstances under Sections 7 and 8 of this Agreement. The Parties hereby agree that the Carve Out shall apply to all circumstances in which the calculation of a payment to the Stayers shall be made under the terms of Sections 7 and 8 of this Agreement. In this sense, the Carve Out shall be used to calculate the amount of the purchase price for the Remaining Interest in the exercise of the put/call options set forth herein, either at maturity or accelerated, if it is the case.

8.3    The Parties agree to mention in the written minutes of the quotaholders’ meetings and of the Board’s meetings all approvals of Major Matters as set forth in Section 8.2 above as well as the decisions referred to in Section 8.2 above.

8.4        Amendment to the charters to change Governance Rules.    The charter (contrato social) of Buyer shall provide that the approval of quotaholders holding ninety five percent (95%) of the quotas of Buyer shall be required to amend their provisions regarding (i) governance structure provided for under Section 8.1; and (ii) reorganizations, including mergers and reverse mergers. The Board shall decide the way Buyer should vote at all meetings of quotaholders of Buyer’s subsidiaries.

8.5        Business of Buyer.    Until such time as the purchase price for the Remaining Interest is paid to Peter and Salim, whatever occurs later, Buyer undertakes to engage by itself and its wholly owned subsidiaries the operation and development of the Outback Steakhouse® business in Brazil. If any Affiliates of Buyer, that are not wholly owned subsidiaries of Buyer, are used to carry out the Outback Steakhouse® business in Brazil, Stayers shall receive ownership to the same extent as if Buyer were the sole vehicle.

8.6        Quarterly Accounting for QPA Adjusted EBITDA. The Board shall review and approve each calendar quarter, until all Stayers’ Remaining Interests are purchased by BPar, recalculation of the Buyer’s EBITDA, for purposes of post-Closing quota price purchase EBITDA calculations under Section 7 of this Agreement, and shall take into account all non-recurring items during the quarter. For purposes of clarity, non-recurring charges/credits will also include any items which are charged, paid, expensed, amongst others, not related to the immediately preceding quarter.

9.    Indemnification

9.1        Indemnification by Sellers.    Sellers, jointly and severally, herein, assume an obligation to indemnify and promptly defend and/or hold harmless Buyer, PGSPar, PGS and its subsidiaries, as well as their respective Affiliates, predecessors, successors and assigns, as the case may be, for any costs, (including costs of litigation and reasonable fees and expenses of attorneys, accountants and other experts), losses, expenses, damages, reimbursements, fees or other types of obligations, including reasonable attorney expenses and fees (collectively "Losses") incurred by the Buyer, PGSPar, PGS or its subsidiaries, as well as their respective Affiliates, predecessors, successors and assigns, as in consequence or relative to:

(i)    inaccuracy, infringement, mistake or breach of, any representation or warranty made by Sellers, herein or in any Exhibit, document or agreement executed by Sellers and delivered to Buyer pursuant hereto;

(ii)    any breach of any covenant or agreement of Sellers contained herein or in any Exhibit, document or agreement executed by Sellers and delivered to Buyer under the terms of this Agreement;

(iii)    any debt, Liabilities, penalties, fines, Taxes, judgment or other obligations of any kind or nature of PGSPar and Sellers relating to actions or inactions taken place prior to the Closing Date, as well as any tax Liability (including penalty, interests and other costs) of Sellers and/or any of the companies Affiliated to Sellers resulting from the consummation of the Transaction hereunder or from mergers, spin offs, capital reductions and corporate reorganizations, among others, involving Sellers or PGSPar, or any company in which Sellers hold or held direct or indirect equity interest;

(iv)    (a) any debts, Liabilities, penalties, fines, Taxes, judgments or other obligations of any kind or nature of PGS or its subsidiaries arising from acts, facts, activities, omissions or business of PGS or its subsidiaries, prior to the Closing Date, and (b) any tax Liability (including penalty, interests and other costs) of PGSPar, PGS or its subsidiaries resulting from the consummation of the merger of PGS’ subsidiaries, except for those potential Liabilities related to the use, as tax deductible expense, of the goodwill generated by the Transaction hereunder; and

(v)    all consents or approvals from, or notices to, third parties eventually necessary for completion of the transactions contemplated under this Agreement, or to be sent, as applicable, in accordance with the following agreements: (a) consents to be obtained with respect to lease agreements for restaurants BZ14, BZ19, BZ22, BZ25, BZ28, BZ47, BZ49 and BZ50; and (b) notifications to be delivered to third parties prior to Closing in connection with lease agreements for restaurants BZ05, BZ10, BZ16, BZ24, BZ30, BZ31, BZ33, BZ35, BZ39, BZ40, BZ41, BZ42, BZ45, BZ46, BZ48 and BZ60 (Castelo Premium Outlet).

Sections 9.1.(i) to (v) referred hereinafter as “Sellers' Contingencies”.

9.1.1    Limitation of Sellers’ Obligation to indemnify.    The obligation of Sellers to indemnify the Buyer for Sellers’ Contingencies is limited to one hundred percent (100%) of Sellers’ Contingencies referred to in 9.1.(i), (ii), (iii) and (v) above, and to fifty percent (50%) of Sellers’ Contingencies referred to in 9.1.(iv) above.

9.2        Indemnification by the Buyer.    The Buyer, herein, assumes an obligation to indemnify and promptly defend and/or hold harmless Sellers, PGS or its subsidiaries, as the case may be, for Losses incurred by them in consequence or relative to:

(i)    inaccuracy, infringement, mistake or breach of any representation or warranty made by Buyer herein or in any exhibit, document or agreement executed by Buyer and delivered to Sellers pursuant hereto; and/or

(ii)    any breach of any covenant or agreement of Buyer contained herein or in any exhibit, document or agreement executed by Buyer and delivered to Sellers under the terms of this Agreement;

(iii)     any act, fact or omission occurring prior to the Closing by Buyer and/or any company belonging to Buyer’s economic group and/or company deemed to be a predecessor of Buyer for which successor liability may be ascribed to Sellers or to PGS or its subsidiaries, or by any company in which Buyer and/or any of the companies belonging to Buyer’s economic group hold or held direct or indirect equity participation, for which liability may be ascribed to Sellers or PGS or its subsidiaries, whether by reason of unpaid Taxes, claims arising out of employment or commercial representation, customer warranty claims, product liability, corporate reorganizations, including mergers and spin offs, environmental matters or any other reason. For the sake of clarity, Sellers will not undertake, directly or indirectly, any Losses suffered or incurred as a result of any act, fact or omission occurring prior to the Closing by Buyer and/or any of the companies belonging to Buyer’s economic group, even if the Losses result from Liabilities or obligations incurred in the ordinary course of business; and/or

(iv)     any tax Liability (including penalty, interests and other costs) related to the use, as tax deductible expense, of the goodwill generated by the Transaction hereunder, of Buyer and/or any of its parent companies resulting from the consummation of the Transaction hereunder or from mergers involving Buyer, PGSPar, PGS or its subsidiaries, or any company in which Buyer and/or any of the companies belonging to Buyer’s economic group hold or held direct or indirect equity interest.

Clauses 9.2.(i) to (iv) shall be hereinafter referred to as "Buyer's Contingencies".

9.2.1    Buyer shall be liable for Losses as set forth in Section 9.2.(iii) and (iv) above whether or not Sellers and/or its advisors knew or had reason to know of the corresponding Liabilities, as a result of the disclosure by Buyer in this Agreement or otherwise.

9.3        Administration of the Claims

9.3.1    If at any time one of the Parties ("Indemnified Party") intends to obtain a compensation for any of the reasons specified in Sections 9.1(i), or (ii), or 9.2(i) or 9.2 (ii), above, this Indemnified Party should send a prior notice, in writing, to the other party ("Indemnifying Party"), containing the details regarding the nature of the demand and the possible amount involved ("Notice"). The Indemnifying Party should respond, in writing within ten (10) days after the date of receipt of the notice, whether it will (i) make the payment of the amount involved or take the appropriate corrective measures in relation to such event, if it is the case, or (ii) refuse to accept the obligation, explaining its reasons. In case the Indemnifying Party does not submit a response within the term of ten (10) days, such omission shall be considered as accepting the obligation. If the Parties do not achieve an agreement as for the solution of the demand, the subject shall be decided through the mechanism for resolution of disputes set forth in Clause 11 of this Agreement.

9.3.2    In case of claim for an indemnity based in Sections 9.1.(iii) or (v), or 9.2.(iii) or (iv), the Indemnified Party will notify the Indemnifying Party in writing, in the form of Section 12.1, detailing the nature of the claim and possible amount involved. Such notice shall be made within the shorter of the following terms: 1/3 (one third) of the period legally stipulated to presenting the defense or 5 (five) business days as from the acknowledgement of the law suit (“Notice of Claim”).

9.3.2.1        If a Sellers' Contingency (subject to the limitations of Sellers' obligation to indemnify set forth in Section 9.1.1 above) or a Buyer’s Contingency results or come to result in the filing of a claim or administrative procedure against Sellers and/or Buyer and/or PGSPar and/or PGS and/or its subsidiaries, the Sellers and/or Buyer, as the case may be, at their own expense and in their own name or in the name of PGSPar, as the case may be, will have the right to (i) assume the control of the defense and answer to the referred claim, hiring lawyers at their expenses, for this purpose, upon prior approval of their names by the Sellers or Buyer, as the case may be, and providing, when this is the case, the corresponding court deposit or providing the corresponding guarantee in order to allow PGSPar, PGS and its subsidiaries to continue their business and allowing them to obtain their clearance certificates eventually necessary for their regular operations, (ii) negotiate an agreement or settlement regarding that claim or otherwise resolve the claim or administrative procedure, including by amnesty; (iii) immediately pay the amount involved in the claim. It is understood that Buyer and Sellers shall be able to use the funds deposited in Indemnity Escrow Account to make the payments referred to in “i”, “ii” and “iii” of this subsection 9.3.2.1, as set forth in the Indemnity Escrow Agreement. In cases where the Sellers or the Buyer, as the case may be, are not interested in exercising any of such rights, they shall notify the other party, PGSPar, PGS and its subsidiaries (as the case may be) in this sense, within a term not shorter than 1/3 (one third) of the period legally granted to the defendant for filling the lawsuit defense, so that the Sellers, Buyer, PGS and/or its subsidiaries (as the case may be) can assume the defense of the referred lawsuit or administrative procedure, also with powers to negotiate agreements and pay the amounts involved in the claim. Absence of notices by the Sellers or Buyer, as the case may be, within the terms referred above will be considered as a waiver to their rights of assuming the control of the defense related to such claim.

9.3.2.2    In case of filling a defense, execution of agreement or settlement, or payment of a claim as foreseen in Clause 9.3.2.1 above, the obliged party shall keep the other involved parties informed about this fact.

9.4        Duration of Representations and Warranties and of the Obligation to Indemnify. Except

as otherwise provided for herein, the representations and warranties provided for by the Parties in Sections 5 and 6 above, as well as the obligation to indemnify assumed by the Parties under this Section 9 shall survive the execution of this Agreement, the transfer of quotas, the payment of the Purchase Price and the Post Closing Merger, and shall remain in force and valid for a period of 5 (five) years from the Closing Date. The above-mentioned obligation to indemnify which arises within such five (5) years period, will survive beyond such five (5) years period until said specific event subject to indemnification is duly resolved and satisfied under applicable law. To the extent that:

a)     PGS or its subsidiaries, are entitled to refunds related to tax claims by PGS or its subsidiaries recorded prior to Closing; or

b)     Buyer’s parent company(ies) reduces its tax liability on its U.S. tax return for Brazilian withheld income taxes on royalty payments made prior to Closing (defined as the difference in the U.S. tax liability as reduced for the withholding taxes and the tax liability calculated without such reduction for such withholding taxes) ;

then fifty percent (50%) of such amounts will be deducted from any Sellers’ Contingencies pursuant to this Section 9, for any obligation to indemnify which arises within the five (5) year period mentioned above ("Offset Amounts"), before using the Indemnity Escrow Amount.

9.5        [Intentionally left blank.]

9.6        Indemnity Escrow Accounts.    Sellers agree and authorize that on the Closing Date, the amount of twenty-one million nine hundred sixty thousand Reais (R$21,960,000.00) from the Purchase Price, as set forth in Section 3.1(c) above (“Indemnity Escrow Amount”) will be retained in three (3) escrow accounts ("Indemnity Escrow Account") which first account shall be held in the name of Peter, the second account in the name of Salim and the third account in the name of Buyer, to guarantee the payment of any potential Losses incurred by Buyer and its Affiliates, predecessors, successors and assigns, as per Section 9 above. The Buyer also agrees to deposit the same amount of twenty-one million nine hundred sixty thousand Reais (R$ 21,960.000,00) at Closing with the Bank in the Indemnity Escrow Account opened in its own name under the Indemnity Escrow Agreement. The Parties agree that on Closing Date the aggregate amounts mentioned above will be solely retained in the name of Peter, Salim and Buyer to allow the post-Closing opening of escrow accounts in the name of each Seller (except FCC, which will be a beneficiary party in the escrow account to be held by Peter) by the Bank, and such escrow accounts shall be held by Buyer and Sellers (individually, except for FCC) in accordance with the Indemnity Escrow Agreement defined below. Upon opening of the remaining escrow accounts in the name of each Seller (except FCC), an amendment to the Indemnity Escrow Agreement will be executed by the Parties and the aggregate amounts deposited in the Indemnity Escrow Accounts opened in the names of Peter and Salim at the Closing Date will be proportionally allocated by the Bank to each escrow account according to Exhibit 2.3. From the Closing Date until the execution of the amendment to the Indemnity Escrow Agreement formalizing the effective opening of all escrow accounts, the Parties agree that all the Indemnity Escrow Amount will not be invested. Upon the opening of all escrow accounts, an instruction to the Bank will be jointly sent regarding the proper investment. The rules related to the investment, withdrawing and release of the funds from each Indemnity Escrow Account are established in the attached form of the Indemnity Escrow Agreement (Exhibit 9.6) ("Indemnity Escrow Agreement") to be entered into between the Bank and the Parties on the Closing Date, the terms and conditions of which shall obey, among others, the following premises:

(a)    The purpose of the Indemnity Escrow Account is to guarantee any Losses related to Sellers' Contingencies, excluding those listed in Sections 9.1(i) and (ii).

(b)    Except if required to satisfy any of the indemnity events set forth in Section 9 above, or as otherwise provided in the Indemnity Escrow Agreement, any withdrawal or retention of funds from each Indemnity Escrow Account will demand the signature/approval of both Buyer and the respective holder of each Indemnity Escrow Account.

(c)    Should an indemnity event occur – as foreseen in Section 9 – provided that the Buyer certifies to the Bank that the proceedings established in this Section 9 were duly followed by Buyer, Buyer shall have the right, to demand the Bank to release either to Buyer or to PGSPar or to PGS or any of its subsidiaries or to any third party, as applicable, the portion of the Indemnity Escrow Amount necessary for the liquidation of the respective indemnity event.

(d)    Any remaining Offset Amounts shall be used to offset Losses within the Indemnity Escrow Agreements.

9.6.1    Termination of Indemnity Escrow Account.

(a)    The Indemnity Escrow Agreement shall be in effect until the later of (i) Peter’s Put, provided in Section 7.2; (ii) Salim’s Put, provided in Section 7.2; or (iii) if neither (i) or (ii) occurs before three (3) years from Closing. Then at such time, Peter or Salim sells and BPar purchases the quotas of Buyer held by Peter or Salim, the proportional balance for the respective Sellers plus the totality of the proportional accumulated interest paid over the then total existing outstanding balance of the Indemnity Escrow Amount, less any amounts necessary to secure any indemnity events theretofore claimed, in the period, shall be released from each Indemnity Escrow Account and made available to the benefit of Sellers, in the same proportion of their contribution to each Indemnity Escrow Account. Upon both Peter and Salim selling their quotas held in the corporate capital of Buyer pursuant to Section 7.2, the final balance of the Indemnity Escrow Amount shall be distributed to the Sellers and Buyer in the original proportion of their contribution into the Indemnity Escrow Agreement.

(b)    Upon the termination of the Indemnity Escrow Accounts, the follow shall occur:

(i)    Balance. Should any of the Indemnity Escrow Accounts contain a balance beyond the paid or retained for accrued Liabilities, the balance shall be paid proportionately to the Parties based on the original proportion of their contribution into the Indemnity Escrow Agreement, net of any closing fee payable to Olimpia Partners under the agreement mentioned in Exhibit 5.27 and the respective applicable taxes and withholdings;

(ii)    No Balance and unfunded Liabilities. Should the Indemnity Escrow Account contain no balance and include unfunded Losses, then

a)	Any remaining Offset Amounts shall first be applied toward the Losses first be used ;

b)
Should the Losses exceed the amount in the preceding paragraph (9.6.1(b)(ii)(a)), said Losses shall be deducted proportionately from any amounts paid to pursuant to section 7.2, 7.3 or 7.4 (“Post Indemnity Escrow Deduction”).

9.6.2    Management of the Balance of the Indemnity Escrow Accounts and Offset Amounts. The Parties agree that, as of the Closing Date, Buyer will keep the records and registrations of all amounts retained or released from each of the Indemnity Escrow Accounts or deducted, paid or offset with the Offset Amounts, in the form of a journal entry to be prepared and quarterly updated by the Board, according to the terms and conditions to be set forth in the Quotaholders' Agreement.

10.    Other Covenants of the Parties.

10.1.        Expenses.    Each Party hereto shall pay its own fees and expenses incurred in connection with this Agreement, including the fees and expenses of its attorneys, accountants, financial advisors and other professionals.

10.2        Best Efforts.    Subject to the terms and conditions contained herein, each of the Parties hereto agrees to use its best efforts to take, or cause to be taken, all actions reasonably necessary or advisable under applicable Laws to consummate and make effective the Transaction contemplated by this
Agreement.

10.3        Non-Competition.    As long as they are, directly or indirectly quotaholders of Buyer or of any of its subsidiaries or successors, and for a period of two (2) years as of the date they cease to hold any interest in Buyer, PGSPar or PGS or in any of its subsidiaries or successors, Sellers (excluding Bertrand) undertake not to participate, within the territory of Brazil, as partners, shareholders, advisors, employees or in any other capacity, directly or indirectly, in any casual dining restaurant business or any other commercial activity or in rendering of services serving competitors in the casual dining restaurant business.

10.3.1        As long as they are, directly or indirectly, quotaholders of Buyer or of any of its subsidiaries or successors, Stayers undertake not to participate, within the territory of Brazil, as partners, shareholders, advisors, employees or in any other capacity, directly or indirectly, in any restaurant business or any other commercial activity or in rendering of services serving competitors in the restaurant business. For a period of two (2) years as of the date they cease to hold any interest in Buyer, PGSPar, PGS and in any of its subsidiaries or successors, the Stayers undertake not to participate, within the territory of Brazil, as partners, shareholders, advisors, employees or in any other capacity, directly or indirectly, in any casual dining restaurant business or any other commercial activity or in rendering of services serving competitors in the casual dining restaurant business.

10.4        Confidentiality. Each Party shall hold confidential all information obtained in connection with this Agreement with respect to the other Party which is not otherwise public knowledge, not independently known or developed, not received from a third party who is not subject to an obligation of confidentiality or not in the public domain through no fault of the receiving Party. In the event of termination of this Agreement, all documents (including copies thereof) obtained hereunder by one Party from any other Party shall be returned to such Party. Each Party shall refrain from disclosing and shall hold confidential the terms and conditions of this Agreement, including without limitation, the consideration to be paid hereunder, except to the extent that disclosure of such information is necessary or desirable for consummation of the transactions contemplated hereby, demanded by any governmental authority, required by applicable law or stock exchange regulations to which a Party is subject, or with the consent of all other parties hereto.

10.5         Non-Solicitation/Non-Hire. Each Seller hereby covenants, effective as of the Closing Date and for a period of two (2) years, that it will not, directly or indirectly, solicit or cause to be solicited, or hire contract or employ or cause to be hired, contracted or employed any of the directors, officers or employees of Buyer, PGSPar, PGS and/or its subsidiaries or successors for the purpose of employing or otherwise retaining the services of such directors, officers or employees. A violation of the non-compete or non-solicitation/non-hire provisions shall subject the violator(s) to pay to Buyer a penalty of one thousand Reais (R$ 1,000) per day of violation, without impairing or limiting the right of Buyer to seek any other available remedy including specific performance, injunctions or any other precautionary relief. Buyer may set-off such penalty against any other amount payable by Buyer to Sellers under this Agreement. Sellers acknowledge that such penalty is a reasonable estimate of the loss that would be suffered by Buyer as a result of such a violation.

10.6        Public Announcements. Except as otherwise required by applicable law or regulation (including the rules of any stock exchange or over-the-counter market on which the relevant Party’s or its Affiliates’ shares are listed or registered for trading), all press releases, public announcements and other similar publicity by a Party concerning the transactions contemplated by this Agreement shall be approved in writing by Buyer and Peter prior to their release or publication. Buyer and Peter will consult with each other concerning the means by which any employees, customers and suppliers of PGSPar, PGS and/or its subsidiaries and others having dealings with PGSPar, PGS and/or its subsidiaries will be informed of the transactions contemplated hereby.

10.7        Post-Closing Merger. The Parties understand that it is Buyer’s intent to merge PGSPar, PGS and its subsidiaries into Buyer, as set forth in Exhibit 10.7. The Parties agree that the rights and obligations of PGSPar and PGS hereunder may be assigned to Buyer or any of its Affiliates, at Buyer's request. The Parties agree not to object to any such merger and hereby waive any rights to Buyer’s right to merge said entities.

10.8        Replacement of Guarantees. As of Closing, Buyer and Peter will endeavor their best efforts to secure a release from any personal guarantee (fiança/aval) listed in Exhibit 10.8 to guarantee PGS’ and its subsidiaries’ obligations before third parties in its ordinary course of business (the "Guarantees") and replace them for a personal guarantee from Buyer (or any of its Affiliates) for each of such Guarantee as may be required. In the event Buyer and Peter are unable to obtain any such release mentioned herein, Buyer and PGS and its subsidiaries will be responsible for holding Peter harmless from any claims brought against him by any landlord, bank and/or other creditor under a Guarantee, from which Peter was not released, by directly paying the amount of any such claim.

10.9         Antitrust Approval. The Parties represent that the annual gross revenues of their economic groups in Brazil for the year preceding the execution of this Agreement have not exceeded the minimum thresholds set forth in the applicable Law that would trigger the mandatory submission of the Transaction contemplated hereunder to the Brazilian Antitrust Authority – CADE.

11.    Dispute Resolution

11.1         The Parties undertake to negotiate in good faith and endeavor their best efforts for an amicable settlement as definite resolution of any claim, controversy or dispute arising from or in connection with this Agreement. Any party may request, during such negotiations, that a mediator be appointed by the International Chamber of Commerce (“ICC”) to mediate the claim, controversy or dispute.

11.1.1         Considering the specific circumstances of the case, any of the parties may cease to find an amicable settlement, or stop, at any time, the negotiations or mediation in course, so as to immediately request the commencement of the arbitration, through a notice sent to the other parties.

11.1.2         Any written material or verbal statement produced in the context of previous negotiations prior to the proceeding and/or in mediations and/or in settlement discussions during the arbitration shall be deemed to be confidential and cannot be disclosed to the arbitrators and/or to the Judiciary.

11.2         The arbitration proceeding shall be governed by the Brazilian law and shall have site in the city and State of São Paulo. The parties agree that procedural acts, including the performance of hearings and/or the execution of procedural orders and awards, may occur in places different from the site. The parties elect the Câmara de Conciliação, Mediação e Arbitragem da CIESP/FIESP (“CIESP”) and undertake to accept its rules, effective as of the date of the request for arbitration, with amendments that might be jointly agreed upon by the parties (“CIESP Rules”).

11.3         The panel shall be composed by three arbitrators. The indication of the arbitrators shall be in accordance with the CIESP Rules. Any appointment of arbitrators by the party-appointed arbitrators or by CIESP shall be preceded by previous consultation of the parties on potential names.

11.4         The final arbitral award shall be rendered in writing, within 180 days as from the institution of the arbitration, as per article 19 of Brazilian Arbitration Law, but CIESP and/or the arbitrators may extend its term at its sole discretion. The arbitral award shall be binding upon all parties and shall be enforceable as per the applicable legislation. The parties hereby authorize the issuance of partial awards.

11.5         The arbitral award shall determine, proportionally to the outcome of the arbitration, in which terms the expenses incurred during the arbitration proceeding shall be borne by the losing party.

11.6         The proceeding shall be conducted in the English language. The parties may produce in Portuguese documents originally in that language and depositions of Portuguese native speakers.

11.7         The existence and the content of the arbitral proceeding, as well as any decision and award shall be confidential, except (i) for purposes of judicial enforcement of a decision issued in the course of the arbitration; (ii) to judicially recognize, execute, challenge or annul an arbitral award, (iii) due to the order of a competent public authority, and (iv) if such information constitutes public knowledge without breach of confidentiality. In cases (i), (ii) e (iii), the disclosing party shall ask for confidentiality to the competent authority, to the extent possible.

11.8         The submission by the parties to arbitration shall not prevent any party to file for an injunctive or urgent relief before the judicial courts prior to the institution of the arbitration. In this case, courts of the City of São Paulo, State of São Paulo shall be exclusively competent to decide upon the request. After the arbitration is instituted, the arbitration panel shall be competent to decide on any injunctive or urgent relief as well as to review decisions previously issued by the judicial court.

11.8.1         In case of injunctive relieves issued prior to the commencement of the arbitration, the request for arbitration shall be equivalent to the filing of the main lawsuit set forth in applicable law.

11.9         The fees and expenses with the arbitrators, experts appointed by the arbitrators and the administrative expenses that may be incurred in the course of the arbitration proceeding shall be paid in accordance with CIESP Rules. The final arbitration award shall provide for the obligation of the defeated party(ies) to reimburse the wining party(ies) of such fees and expenses, as well as the wining parties’ reasonable costs and expenses with attorneys and experts.

11.10         The Parties (including the Intervening Consenting Party) accept and convene that, for the purposes and effects of article 806 of the Brazilian Civil Procedure Code, the request for the initiation of an arbitration proceeding shall be equivalent to the filing of a lawsuit with the same object.

12.    Miscellaneous Provisions

12.1    Notices.

(a)    All notices, consents, requests and other communications herein shall be in writing and shall be sent by hand delivery, by certified or registered mail (return-receipt requested), or by recognized national overnight courier service as set forth below:

If to Buyer:

Bloomin’ Brands, Inc.
2202 N. West Shore Boulevard, suite 500
Tampa, Florida - USA
Attn.: Mr. Joseph J. Kadow, Executive Vice President
fax: + 1(813) 387-8800
legal1@bloominbrands.com

with copy, for control purposes and not for receipt acknowledgement, to:
Trench, Rossi e Watanabe Advogados
Av. Dr. Chucri Zaidan, 920 - 13th floor
São Paulo - SP - Brazil
ZIP Code 04583-904
Attn.: Mr. Nazir Takieddine
fax: +55 11 5506-3455
nazir.takieddine@bakermckenzie.com

If to Sellers:

Peter Byrd Rodenbeck
Rua General Guedes da Fontoura, 211, apt. 301
Rio de Janeiro, RJ, 22620-030
fax: +55 11 4949-9121

with copy, for control purposes and not for receipt acknowledgement, to:

Lima Gonçalves, Jambor, Rotenberg e Silveira Bueno - Advogados
Av. Brig. Faria Lima, 1713, 11o. floor
São Paulo, SP – 01452-915
Attn.: Mr. José Artur Lima Gonçalves
fax: +55 11 3812-2665
ja@limalaw.com.br

(b)    Notices delivered pursuant to this Section shall be deemed given: (i) at the time delivered, if personally delivered; (ii) at the time received, if mailed; and (iii) two (2) business days after timely delivery to the courier, if by overnight courier service.

(c)    Any Party hereto may change the address to which notice is to be sent by written notice to the other party.

12.2        Entire Agreement.    This Agreement, including all Exhibits hereto (all of which are incorporated herein by this reference), contains the entire Agreement and understanding concerning the subject matter hereof between the Parties hereto.

12.3        Waiver. Amendment.    No waiver, termination or discharge of this Agreement, or any of the terms or provisions hereof, shall be binding upon either Party hereto unless confirmed in writing. No waiver by either Party hereto of any term or provision of this Agreement or of any default thereunder shall affect such Party's rights thereafter to enforce such term or provision or to exercise any right or remedy in the event of any other default, whether or not similar. This Agreement may not be modified or amended except by a writing executed by both Parties hereto.

12.4        Severability.    If any provision of this Agreement shall be held void, voidable, invalid or inoperative, by any competent judge, no other provision of this Agreement shall be affected as a result thereof, and, accordingly, the remaining provisions of this Agreement shall remain in full force and effect as though such void, and violable, invalid or inoperative provision had not been contained herein.

12.5        Governing Law.    This Agreement is governed by and construed in accordance with the Laws of the Federative Republic of Brazil.

12.6        Assignment.    Neither party may assign this Agreement or any rights and obligations arising out of this Agreement, in whole or in part, without the prior written consent of the other party. The foregoing notwithstanding, Buyer shall have the right to assign its rights and obligations under this Agreement to any of its Affiliates without the prior authorization of Sellers, provided that Buyer and the Parent Company remain severally and jointly fully liable for all of their obligations as set forth in this Agreement.

12.7        Binding Effect.    This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

12.8        Language.    This Agreement shall be executed in 4 (four) counterparts in English, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and shall have the same force and effect.

12.9        Initials.

12.9.1        The Sellers hereby grant to Maria Helena Maroum the right to, individually, initialize this Agreement, as well as any and all of its Exhibits on behalf of the Sellers:

/s/ MHM
Initial of Maria Helena Maroum

12.9.2        Buyer hereby grant to Mariana Pinheiro the right to, individually, initialize this Agreement, as well as any and all of its Exhibits on behalf of the Buyer:

/s/ MP
Initial of Mariana Pinheiro

IN WITNESS WHEREOF, the undersigned have caused their respective duly authorized representatives to execute this Agreement as of the day and year written below.

São Paulo, October 31, 2013.

/s/ Peter Byrd Rodenbeck	/s/ Peter Byrd Rodenbeck
Peter Byrd Rodenbeck	Franchise Consulting Corp.
Peter Byrd Rodenbeck

/s/ Peter Byrd Rodenbeck	/s/ Salim Boulos Maroun
Marcos Fernando de Oliveira Moraes	Salim Boulos Maroun

/s/ Salim Boulos Maroun	/s/ Mauro Guardabassi Martins
GEFCO General Food Comércio Ltda	Mauro Guardabassi Martins
Salim Boulos Maroun

/s/ Antonio Carlos Pontes	/s/ Gordon Lee Simmonds
Antonio Carlos Pontes	Gordon Lee Simmonds

/s/ Bertrand Letouzé	/s/ Gilberto Soares dos Santos
Bertrand Letouzé	Gilberto Soares dos Santos

/s/ Carolina Abreu Souza Correia	/s/ Silvio José Bandini
Carolina Abreu Souza Correia	Silvio José Bandini

/s/ Silvio José Bandini	/s/ Elizabeth A. Smith
Bloom Holdco Participações Ltda.	Bloomin’ Brands, Inc.

/s/ Peter Byrd Rodenbeck
/s/ Mauro Guardabassi Martins	/s/ Silvio José Bandini
PGS Participações Ltda.	Bloom Participações Ltda.

/s/ Peter Byrd Rodenbeck
PGS Consultoria e Serviços Ltda.

WITNESSES:
1.	/s/ Isaura does Anjos M. Pereira	2.	/s/ Mariana Regis Stangl Pinheiro
Name:	Isaura does Anjos M.Pereira	Name:	Mariana Regis Stangl Pinheiro
ID:	RG: 34.427.449-4	ID:	RG: 09706580-36
	CPF: 321.357.738-32		CPF: 940 405 818-05